UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07054994

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Pulse Data Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Quantum Yield Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Jim Durward
President
Quantum Yield Inc.
Suite 200
1414 – 8th Street SW
Calgary, Alberta, Canada T2R 1J6
Telephone Number: (403) 689-3901

with a copy to:

Thomas M. Rose

Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 19, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

1. Offer to Purchase and Circular dated June 19, 2007
2. Letter of Transmittal dated June 19, 2007
3. Notice of Guaranteed Delivery dated June 19, 2007
4. Press release dated June 19, 2007
5. Advertisement dated June 19, 2007

EXHIBIT 1

This is an important document that requires your careful review and immediate attention. If you are in doubt as to how to respond to the Offer, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority in Canada or the United States expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document, or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any persons in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. No securities will be distributed in the United States or to or for the account, or for the benefit, of a person in the United States or to any person who is a resident of any jurisdiction outside of Canada, unless the Offeror is satisfied that the securities may be distributed in such other jurisdiction without further action by the Offeror or on a basis otherwise determined acceptable to the Offeror in its sole discretion. However, the Offeror may, in its sole discretion, take action as it may deem necessary to extend the Offer to Shareholders in any jurisdiction.

June 19, 2007

QUANTUM YIELD INC.

OFFER TO PURCHASE

all of the outstanding Common Shares of

PULSE DATA INC.

on the basis of

$3.05 (Cdn.) principal amount of 10% secured, retractable debentures of Quantum Yield Inc. due December 31, 2017 for each Common Share of Pulse Data Inc.

Quantum Yield Inc. ("Quantum" or the "Offeror") hereby offers (the "Offer") to purchase all of the issued and outstanding common shares (the "Pulse Shares") of Pulse Data Inc. ("Pulse") on the basis of $3.05 (Cdn.) principal amount of 10% secured, retractable debentures of the Offeror due December 31, 2017 ("Debentures") for each Pulse Share, all on the terms and conditions of this Offer.

The Offer will be open for acceptance until 5:00 p.m. (Calgary time) on July 25, 2007 (the "Expiry Time"), unless withdrawn or extended.

The Offer is conditional (unless waived or amended by the Offeror) upon, among other things, there being validly deposited under the Offer and not withdrawn a number of Pulse Shares which constitutes, together with any Pulse Shares owned by the Offeror, its associates and affiliates, at least $66^{2/3}$% of the outstanding Pulse Shares (calculated on a diluted basis). See Section 5 of the Offer, "Conditions of the Offer". Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and not take and pay for any Pulse Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

Holders of Pulse Shares ("Shareholders") who wish to accept the Offer must deposit the certificate or certificates representing their Pulse Shares, together with a properly completed and executed Letter of Transmittal, at any of the offices of Valiant Trust Company set forth in the appropriate Letter of Transmittal for the Pulse Shares (printed on GREEN paper) and on the last page of the Offer and Circular, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may: (a) accept the Offer by following the procedures for book-entry transfer of Pulse Shares described under "Manner and Time of Acceptance – Acceptance by Book-Entry Transfer" in Section 2 of the Offer; or (b) accept the Offer where the certificates representing the Pulse Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depository prior to the Expiry Time, by following the procedures for guaranteed delivery described under "Manner and Time of Acceptance – Procedure for Guaranteed Delivery" in Section 2 of the Offer using the accompanying Notice of Guaranteed Delivery (printed on BLUE paper) or a manually signed facsimile copy thereof.

Persons whose Pulse Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Pulse Shares if they wish to accept the Offer.

The Pulse Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "PSD". On June 18, 2007, the last full day on which the Pulse Shares traded prior to the commencement of the Offer, the closing price of the Pulse Shares on the TSX was $2.77. The Offer represents a 10% premium over the closing trading price of the Pulse Shares on June 18, 2007, and a 18% premium over the average closing price of the Pulse Shares for the 30 trading days preceding the commencement of the Offer.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc., the Information Agent for the Offer. Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are available at the principal offices of both the Depository and the Information Agent set forth in the Letter of Transmittal and on the last page of the Offer and Circular.

The Depository for the Offer is:

VALIANT TRUST COMPANY

Suite 310, 606 – 4th Avenue SW
Calgary, Alberta T2P 1T1

Attention: Reorganization Department
Toll Free Tel: (866) 313-1872
Calgary Tel: (403) 233-2801
Facsimile: (403) 233-2857
Email: inquiries@valianttrust.com

Questions or requests for assistance concerning the information in this document should be directed to our information agent:


KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-800-749-9197

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

International Brokers *Call Collect*: 416-867-2272

North American Banks and Brokers *Call Collect*: 416-867-2317

NOTICE TO UNITED STATES HOLDERS OF PULSE SHARES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian corporation and the Debentures offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements of certain provinces and territories of Canada. Shareholders should be aware that these requirements are different from those in force in the United States. The financial statements included and incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under U.S. federal securities laws, as Quantum and Pulse are located principally in Canada, and almost all of their respective officers and directors are residents of Canada. You may not be able to sue Quantum or Pulse or their respective officers or directors in a non-U.S. court for violations of United States federal securities laws. It may be difficult to compel Quantum or Pulse and their affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court in the United States.

Shareholders should be aware that the acquisition of the Debentures offered hereby may have tax consequences both in the United States and Canada. The consequences for holders who are residents in, or citizens of, the United States are not described in the Offer and Circular. Shareholders are advised to consult their own tax advisors to determine the particular tax consequences to them of acquiring the Debentures. See "Certain Canadian Federal Income Tax Considerations" in the Circular for information concerning the Canadian income tax consequences of an exchange of Pulse Shares under the Offer and in certain other circumstances.

Shareholders should be aware that Quantum or its affiliates, directly or indirectly, may bid for or purchase Pulse Shares other than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial or territorial laws or regulations.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Quantum, the Depository or the Information Agent.

The Debentures issuable pursuant to the Offer will not be registered for sale under the laws of any foreign jurisdiction, including the United States. The Debentures offered in connection with the Offer have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) or under the securities laws of any state or district of the United States or elsewhere. The Offer is being made in the United States pursuant to an exemption from the United States tender offer rules provided by Rule 14d-1(c) under the United States Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. Quantum will make the Offer, and will issue Debentures pursuant to the Offer, only to those Shareholders resident in the United States to whom the Offer can be made in reliance upon the exemption from the registration requirements under the U.S. Securities Act provided by Rule 802 promulgated thereunder.

Those residents of the United States who receive Debentures pursuant to the Offer on the basis of this aforementioned exemption are cautioned that those securities may be subject to resale restrictions United States federal and state securities laws. Residents of the United States should contact their lawyer or other professional advisor to ensure that they comply with those restrictions.

No Debentures will be distributed in the United States or to or for the account or for the benefit of a person in the United States, or to any person who is resident of any jurisdiction other than Canada, unless Quantum is satisfied that the Debentures may be distributed in such other jurisdictions without further action by Quantum or on a basis otherwise determined acceptable to Quantum in its sole discretion.

This document does not constitute an offer or a solicitation of an offer in any jurisdiction in which such an offer or solicitation would not be in compliance with the laws of such jurisdiction. Quantum may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders not resident in Canada.

NOTICE TO PULSE OPTION HOLDERS

The Offer is made only for Pulse Shares and is not made for any Pulse Options or other securities of Pulse that are convertible into or exchangeable or exercisable for Pulse Shares. Any holder of Pulse Options or other securities of Pulse that are convertible into or exchangeable or exercisable for Pulse Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable laws, exercise the Pulse Options or other securities of Pulse that are convertible into or exchangeable or exercisable for Pulse Shares in order to obtain certificates representing Pulse Shares and deposit those Pulse Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Pulse Options or other securities of Pulse that are convertible into or exchangeable or exercisable for Pulse Shares that the holder will have certificates representing the Pulse Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner and Time of Acceptance — Procedure for Guaranteed Delivery" in Section 2 of the Offer.

INFORMATION CONCERNING PULSE

Except as otherwise indicated, the information concerning Pulse contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Quantum has no knowledge that would indicate that any statements contained herein concerning Pulse taken from or based upon such documents and records are untrue or incomplete, neither Quantum nor any of its directors or officers or agents assumes any responsibility for the accuracy or completeness of such information, including any of Pulse's financial statements, or for any failure by Pulse to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information which are known or unknown to Pulse.

CURRENCY AND EXCHANGE RATES

All dollar amounts stated in the Offer and Circular are expressed in Canadian currency, except where otherwise indicated. On June 18, 2007, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based in the daily noon rate provided by the Bank of Canada, was Canadian $1.00 = United States $1.0721.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Offer and Circular are "forward-looking statements" within the meaning of the phrase under Canadian securities laws. These statements may be identified by the use of words "expects", "projects", "believes", "anticipates", "intends" or other similar words. Forward-looking statements are not statements of historical fact. Certain material factors or assumptions were applied in drawing the conclusions and making those forward-looking statements. Forward-looking statements reflect management's current views with respect to possible future events and conditions and, by their nature, are based on management's beliefs and assumptions and subject to known and unknown risks and uncertainties, both general and specific to Quantum. Actual events, conditions and results could differ materially from those expressed or implied by the forward-looking statements. Although Quantum believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance whatsoever that those expectations will prove to be correct or as anticipated.

The forward-looking statements contained in this document are given as of the date hereof. Quantum does not intend to and assumes no obligation to update or revise these or any other forward-looking statements it may provide, whether as a result of new information, plans or events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements as there can be no assurance that the conditions, events, plans and assumptions on which they are based will occur. Readers should perform their own detailed, independent investigation and analysis before making any investment decision and are encouraged to seek independent professional advice. All of the forward-looking statements in this document are expressly qualified by the above.

TABLE OF CONTENTS

11

DEFINITIONS

In the Offer and in the accompanying Circular:

(a) **"affected securities"** has the meaning ascribed thereto in the Circular under the heading "Acquisition of Pulse Shares Not Deposited";

(b) **"affiliate"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided;

(c) **"Amalco"** means the resulting entity to be formed upon the Amalgamation;

(d) **"Amalgamation"** means the proposed amalgamation of the Offeror and Pulse to occur subsequent to the completion of the Offer;

(e) **"AMF"** means the Autorité des marchés financiers;

(f) **"AMF Regulation Q-27"** means Regulation Q-27 – *Protection of Minority Shareholders in the Course of Certain Transactions of the Autorité des marchés financiers (Quebec)*, as amended;

(g) **"associate"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided;

(h) **"Business Day"** means any day other than a Sunday, Saturday or statutory holiday in Calgary, Alberta;

(i) **"CBCA"** means the *Canada Business Corporations Act*, as amended;

(j) **"Cdn."** means, with reference to a dollar amount, Canadian dollars;

(k) **"CDS"** means CDS Clearing and Depository Services Inc.;

(l) **"CDSX"** means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

(m) **"Circular"** means the take-over bid circular accompanying, and forming part of, the Offer;

(n) **"Competition Act"** means the *Competition Act* (Canada) and the regulations promulgated thereunder, as the same may be from time to time amended;

(o) **"compulsory acquisition"** has the meaning ascribed thereto in the Circular under the heading "Acquisition of Pulse Shares Not Deposited";

(p) **"Debenture"** means a $3.05 (Cdn.) principal amount debenture of Quantum issued pursuant to the terms of the Trust Indenture with the following terms and conditions: (a) the Debentures shall mature on December 31, 2017; (b) the Debentures may be retracted by Quantum, in whole or in part, at any time after the date of issue and prior to the maturity date; (c) simple interest is payable on the principal amount of the Debentures at the rate of 10% per annum, with interest payments being made quarterly; (d) the Debentures shall be secured by a charge on all Quantum's property and assets pursuant to the terms of the Trust Indenture, such security to be subordinated only to senior indebtedness; and (e) the Debentures will be in such form and contain such other terms as shall be approved by Quantum, the Depository and their respective counsel, acting reasonably.

(q) **"Debentureholder"** means, at any time, a holder of a Debenture;

(r) **"Deposited Securities"** has the meaning ascribed thereto under "Manner and Time of Acceptance – Dividends and Distributions" in Section 2 of the Offer;

(s) **"Depository"** means Valiant Trust Company at its offices specified in the Letter of Transmittal;

(t) **"Distribution"** or **"Distributions"** has the meaning ascribed thereto under "Manner and Time of Acceptance – Dividends and Distribution" in Section 2 of the Offer;

(u) **"diluted basis"** means, with respect to a number of outstanding shares at any time, such number of shares calculated assuming that all options and other rights to acquire such shares are exercised;

(v) **"Effective Time"** has the meaning ascribed thereto in Section 2 of the Offer, "Manner and Time of Acceptance";

(w) **"Eligible Institution"** means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

(x) **"Expiry Time"** means 5:00 p.m. (Calgary time) on the Termination Date or such other time as may be fixed by Quantum from time to time pursuant to Section 3 of the Offer, "Extension of Termination Date and Variation of Offer";

(y) **"Free Cash Flow"** means the remainder of Amalco's operating income after paying operating expenses, general and administrative costs, bank or priority lender interest expense, seismic participation program costs and income taxes;

(z) **"Governmental Authority"** means any government, regulatory authority, governmental department, agency, commission, bureau, official, ministry, Crown corporation, court, tribunal, or other Law, rule or regulation-making entity: (i) having or purporting to have jurisdiction on behalf of any nation or any province, state or other geographic or political subdivision thereof in North America over Pulse or Quantum; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power over Pulse or Quantum;

(aa) **"Information Agent"** means Kingsdale Shareholder Services Inc. at its principal office in Toronto, Ontario;

(bb) **"Investment Canada Act"** means the *Investment Canada Act* (Canada) and the regulations promulgated thereunder, as the same may be from time to time amended;

(cc) **"Letter of Transmittal"** means the Letter of Transmittal in the form accompanying, and forming part of, the Offer, respecting the Pulse Shares;

(dd) **"License"** has the meaning ascribed thereto in Section 2 of "Schedule A – Further Information Concerning Quantum";

(ee) **"Material Adverse Effect"** means any change or effect or any condition, event, occurrence, state of facts or development which is or which could reasonably be expected to be material and adverse to the condition (financial or otherwise), operations, results of operations, business, properties, assets, liabilities or capital of Pulse; provided, however, that changes or effects relating to: (i) changes in general economic or political conditions including changes in international financial or currency exchange markets; (ii) changes in laws, rules, regulations or orders of any Governmental Authority or interpretations thereof by any Governmental Authority or changes in accounting rules; (iii) changes affecting generally the industries in which Pulse conducts business; (iv) the announcement of the transactions contemplated by this Offer; (v) the consummation of the transactions contemplated by this Offer; or (vi) any change in the market price or trading volume of the Pulse Shares; shall be deemed not to constitute a "Material Adverse Effect" and shall not be considered in determining whether a "Material Adverse Effect" has occurred, provided that in the case of any change described in (ii) or (iii) above, such change does not primarily relate only to (or have the effect of primarily relating only to) Pulse or disproportionately adversely affect Pulse compared to other companies of similar size operating in the industry in which Pulse operates;

(ff) **"Minimum Condition"** has the meaning ascribed thereto in Section 5 of the Offer, "Conditions of the Offer";

(gg) **"Notice of Guaranteed Delivery"** means a notice of guaranteed delivery in the form accompanying, and forming part of the Offer;

(hh) **"Offer"** mean the offer of the Offeror to acquire the Pulse Shares made hereby;

(ii) **"Offer Documents"** means this Offer to Purchase and Take-over Bid Circular and related documents;

(jj) **"Offeror"** or **"Quantum"** means Quantum Yield Inc.;

(kk) "**Offeror's Notice**" has the meaning ascribed thereto under "Acquisition of Pulse Shares Not Deposited" in Section 6 of the Circular;

(ll) "**Offer Period**" means the period commencing on June 19, 2007 (which shall be deemed to be the date of the Offer) and ending at the Expiry Time;

(mm) "**OSC**" means the Ontario Securities Commission;

(nn) "**OSC Rule 61-501**" means Rule 61-501 of the OSC;

(oo) "**Pulse**" means Pulse Data Inc.;

(pp) "**Pulse Options**" means options to acquire Pulse Shares;

(qq) "**Pulse Shares**" means, collectively, all common shares of Pulse currently outstanding and all common shares of Pulse issued on the exercise of currently outstanding Pulse Options;

(rr) "**Quantum**" or "**Offeror**" means Quantum Yield Inc.;

(ss) "**Shareholder**" means a holder of Pulse Shares;

(tt) "**Second Stage Transaction**" has the meaning ascribed thereto in the Circular under the heading "Acquisition of Pulse Shares Not Deposited";

(uu) "**Securities Authorities**" means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

(vv) "**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

(ww) "**Take-up Date**" means the date the Offeror first takes up and acquires Pulse Shares pursuant to the Offer;

(xx) "**Tax Act**" means the *Income Tax Act* (Canada), as amended;

(yy) "**Termination Date**" means July 25, 2007 or such other date or dates as may be fixed by Quantum from time to time pursuant to Section 3 of the Offer, "Extension of Termination Date and Variation of Offer";

(zz) "**Trust Indenture**" means the trust indenture to be entered into between Quantum and the Depository, as trustee on behalf of the Debentureholders, providing for the issuance of the Debentures;

(aaa) "**TSX**" means the Toronto Stock Exchange;

(bbb) "**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

(ccc) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

SUMMARY AND FREQUENTLY ASKED QUESTIONS AND ANSWERS REGARDING THE OFFER

The following is only a summary of selected information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and is qualified in its entirety by the more detailed information and provisions contained in those documents. Shareholders are urged to read the Offer and the Circular in their entirety. The information concerning Pulse contained in this Summary, the Offer and the Circular has been taken from or is based upon publicly available documents and records of Pulse and has not been independently verified by the Offeror. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

The following are some questions that you, as a Shareholder, may have, as well as answers to those questions. As used in these questions and answers, "we" or "us" or "our" refers to Quantum, the company making the Offer for the Pulse Shares.

Who is offering to buy my Pulse Shares?

Quantum Yield Inc. is an Alberta company that was incorporated on April 2, 2007 for the purpose of making this Offer for all of the Pulse Shares. It has not conducted any business operations other than entering into a technology license agreement with Unitech Energy Resources Inc. See "Schedule A – Further Information Concerning Quantum – General Development of Business".

What is the Offeror proposing?

The Offeror is offering to purchase all of the outstanding Pulse Shares, including Pulse Shares that may become outstanding on the exercise of any Pulse Options, on the basis of $3.05 (Cdn.) principal amount of Debentures of Quantum for each Pulse Share, subject to the terms and conditions set forth in the following Offer and Circular. See Section 1 of the Offer, "The Offer" and Section 5 of the Offer, "Conditions of the Offer".

What is the purpose and benefits of the Offer?

The purpose of the Offer is to enable Quantum to acquire all the issued and outstanding Pulse Shares. Quantum strongly believes that this Offer will result in the following benefits:

- **More Efficient Operations.** By streamlining management and operations, disposing of, or closing down, non-profitable operations and non-profitable operating approaches, and focusing on the core seismic business, Amalco will be in a stronger financial position enabling it to efficiently service its debt, including the Debentures.
- **Premium.** The shareholder equity of Pulse at March 31, 2007 was $73,640,000 and Debentureholders would be receiving approximately $146,154,000 in value for it. This represents a premium of approximately 100%.
- **Creation of an Income Stream.** The proposed structure is expected to generate a superior income stream to Debentureholders.
- **Increased Competitive Advantage.** Quantum will be able to increase Pulse's competitive advantage by providing a complimentary and proprietary dataset and analysis system to Pulse. The new technology being licensed by the Offeror provides a unique competitive advantage to Pulse by allowing Pulse to quickly identify geographic areas, within the Western Canadian Sedimentary Basin, that may be prospective for future seismic participation programs. See "Schedule A – Further Information Concerning Quantum – General Development of Business".
- **Secured Investment.** The Debentures will be secured against Amalco's property and assets, subordinated only to senior indebtedness. Your Pulse Shares currently have no direct security charge.
- **Liquidity.** Upon completion of the Amalgamation, it is anticipated that application will be made to list the Debentures for trading on a stock exchange in order to provide liquidity for your investment.

What would I receive in exchange for each of my Pulse Shares?

We are offering $3.05 principal amount of Debentures for each Pulse Share. On June 18, 2007, the last trading day prior to the commencement of the Offer, the closing price of the Pulse Shares on the TSX was $2.77. The average of the closing price of the Pulse Shares for the thirty trading days preceding such announcement was $2.59. Based on these prices, the Offer represents a premium of approximately 10% over the closing price of the Pulse Shares on the TSX on June 18, 2007 and a premium of approximately 18% over such average trading prices.

What are the terms of the Debentures?

Each $3.05 (Cdn.) principal amount Debenture of Quantum will be issued pursuant to the terms of the Trust Indenture and will have the following terms and conditions: (a) the Debentures shall mature on December 31, 2017; (b) the Debentures may be retracted by Quantum, in whole or in part, at any time after the date of issue and prior to the maturity date; (c) simple interest is payable on the principal amount of the Debentures at the rate of 10% per annum; (d) the Debentures shall be secured by a charge on all Amalco's property and assets pursuant to the terms of the Trust Indenture, such security to be subordinated only to senior indebtedness; and (e) the Debentures will be in such form and contain such other terms as shall be approved by Quantum, the Depository and their respective counsel, acting reasonably. See "Schedule A - Further Information Concerning Quantum - Description of Securities - Debentures".

Interest on the Debentures will be calculated and paid quarterly in cash or accrued if Free Cash Flow is insufficient. If interest is accrued, Free Cash Flow must be applied to the accrued amount before any new seismic participation programs are initiated.

Will Amalco generate enough cash to pay interest on the Debentures?

Management of Quantum believes that with operational and structural efficiencies implemented, Free Cash Flow will be sufficient to pay interest on the Debentures. In the event that Free Cash Flow is not sufficient to pay interest on the Debentures in any given period, the interest will be accrued and payable to the Debentureholders as soon as Free Cash Flow is available.

What about Pulse Options?

The Offer is made only for Pulse Shares and is not made for any Pulse Options or other rights to acquire Pulse Shares. Except as otherwise provided below, any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise those securities sufficiently in advance of the Expiry Time in order to obtain a share certificate for Pulse Shares that may be deposited in accordance with the terms of the Offer.

How many Debentures could be issued pursuant to the Offer?

Based on the number of Pulse Shares outstanding on March 31, 2007, if all Pulse Shares are tendered to the Offer, there would be approximately $146,154,000 of Debentures outstanding and $14,615,400 in interest payable per year assuming the Offeror takes up and pays for all such tendered Pulse Shares under the Offer. If all Pulse Options are exercised to acquire Pulse Shares and such Pulse Shares are tendered to the Offer, there would be approximately an additional $9,243,290 of Debentures outstanding and an additional $924,330 in interest payable per year assuming the Offeror takes up and pays for all such tendered Pulse Shares under the Offer. See Section 1 of the Offer, "The Offer".

Will there be changes in Pulse management and Board of Directors?

Quantum has entered into a consulting agreement dated May 24, 2007 (the "Consulting Agreement") with Data Source Inc., a seismic data consulting company ("DSI"). The Consulting Agreement provides that DSI will perform a detailed analysis of Pulse's operations and make recommendations on ways to maximize operational efficiency within Amalco. These services will be performed by DSI's President, Ron Chiovetti. Mr. Chiovetti's analysis may result in recommendations to change management and/or directors of Pulse. Quantum may also engage third party contractors to fulfill certain operational functions. See "Schedule A - Further Information Concerning Quantum - General Development of Business".

How long do I have to decide whether to tender under the Offer?

Unless the Offer is extended, you will have until 5:00 p.m. (Calgary Time) on July 25, 2007 to tender your Pulse Shares under the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in the Offer. See Section 2 of the Offer, "Manner and Time of Acceptance".

Can the Offer be extended?

Quantum can extend the Offer at any time. For more details on extending the Offer, see Section 3 of the Offer, "Extension of Termination Date and Variation of Offer".

How will I be notified if the Offer is varied and/or extended?

If Quantum varies and/or extends the Offer, it will inform Valiant Trust Company, the Depository under the Offer, of the fact and will make a public announcement of the extension not later than 7:00 a.m. (Calgary time) on the next Business Day after the day on which the Offer was scheduled to expire. See Section 3 of the Offer, "Extension of Termination Date and Variation of Offer".

What are the most significant conditions to the Offer?

Quantum has the right to withdraw the Offer and not take up and pay for any Pulse Shares deposited under the Offer unless each of the conditions applicable to such Offer described in Section 5 of the Offer, "Conditions of the Offer", is satisfied or waived by Quantum prior to the Expiry Time. These conditions include, without limitation, there being validly deposited under the Offer and not withdrawn a number of Pulse Shares which constitutes, together with any Pulse Shares owned by the Offeror, its associates and affiliates, at least $66^{2/3}$% of the outstanding Pulse Shares (calculated on a diluted basis). A more detailed discussion of the conditions to the consummation of the Offer can be found in Section 5 of the Offer, "Conditions of the Offer".

How do I tender my Pulse Shares?

To tender Pulse Shares, you must deliver the certificates representing your shares, together with a completed and duly executed Letter of Transmittal (or a manually signed facsimile) and any other documents required by the Letter of Transmittal, to Valiant Trust Company, the Depository for the Offer, at the address set out on the Letter of Transmittal, prior to the time that the Offer expires.

If your Pulse Shares are held in a street name (i.e. through a broker, dealer or other nominee), the Pulse Shares can be tendered by your nominee through the Depository on your instructions. See Section 2 of the Offer, "Manner and Time of Acceptance".

Do I have to pay a commission if I tender my Pulse Shares?

If you are the owner of record of your Pulse Shares and you tender your Pulse Shares under the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Pulse Shares through a broker or other nominee, and your broker tenders your Pulse Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section 2 of the Offer, "Manner and Time of Acceptance".

Until what time can I withdraw Pulse Shares I had previously tendered?

You may withdraw all or a portion of your Pulse Shares tendered under the Offer:

(a) at any time before the Pulse Shares have been taken up by us;

(b) at any time before the expiration of 10 days from the date upon which either:

   (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of the Shareholder to accept or reject the Offer (other than a change that is not within the control of Quantum or of an affiliate of Quantum) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (including any extension of the period during which the Pulse Shares may be deposited under the Offer or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered under the Offer where the Expiry Time is not extended for a period of greater than 10 days) or a variation consisting solely of a waiver of a condition of the Offer;

is mailed, delivered or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited Pulse Shares have not been taken up by the Offeror at the date of the notice; or

(c) if your Pulse Shares have not been paid for within three Business Days after having been taken up.

See Section 3 of the Offer, "Extension of Termination Date and Variation of Offer" and Section 4 of the Offer, "Shareholder's Right of Withdrawal".

How do I withdraw tendered Pulse Shares?

To withdraw Pulse Shares, you must deliver a written notice of withdrawal to the Depository while you still have the right to withdraw the Pulse Shares. See Section 4 of the Offer, "Shareholder's Right of Withdrawal".

Do I have dissent and appraisal rights under the Offer?

No. Shareholders will not have dissent or appraisal rights in connection with the Offer. However, holders of Pulse Shares who do not tender their Pulse Shares to the Offer may have rights of dissent or similar rights in connection with a compulsory acquisition or a Second Stage Transaction. See Section 6 of the Circular "Acquisition of Pulse Shares Not Deposited".

When and how will I receive Debentures for my tendered Pulse Shares?

Subject to the terms and conditions of the Offer, Quantum will issue the requisite number of Debentures for all validly tendered and not withdrawn Pulse Shares promptly after the expiry of the Offer, subject to the satisfaction or waiver of the conditions to the Offer. In all cases, the issuance of Debentures for tendered Pulse Shares will be made only after timely receipt by the Depository of certificates for such Pulse Shares, a properly completed and duly executed Letter of Transmittal and any other required documents for such Pulse Shares. See Section 6 of the Offer, "Payment for Pulse Shares Deposited".

Will the Offer be followed by an acquisition of Pulse Shares not tendered in the Offer?

If Quantum purchases Pulse Shares under the Offer such that it will hold at least $66^{2/3}$% of the outstanding Pulse Shares, we intend to acquire the remaining Pulse Shares by way of the Amalgamation for the same consideration offered under the Offer. See Section 6 of the Circular "Acquisition of Pulse Shares Not Deposited".

Following the successful completion of the Offer, will Pulse continue as a public company?

No. If Quantum acquires at least 90% of the outstanding Pulse Shares (excluding Pulse Shares already held), we intend to exercise our statutory right to acquire the remainder of the Pulse Shares held by each Shareholder that did not tender its Pulse Shares on the same terms, including price, as the Pulse Shares that are acquired under the Offer, provided, however, that any shareholder that did not accept the Offer may demand payment of fair value of such Pulse Shares if the Shareholder follows the statutory procedures for making such demand. We would then complete the Amalgamation. If we acquire at least $66^{2/3}$% but less than 90% of the outstanding Pulse Shares, we intend to acquire, directly or indirectly, the remaining Pulse Shares by way of the Amalgamation.

If I decide not to tender my Pulse Shares, how will the Offer affect my Pulse Shares?

If Quantum acquires the Pulse Shares not purchased under the Offer as described above, Shareholders not tendering under the Offer will receive the same consideration per Pulse Share that they would have received had they tendered their Pulse Shares in the Offer, subject to any dissent and appraisal rights that may be available under applicable law. Therefore, when Quantum proceeds to acquire Pulse Shares that were not tendered, and any such holder does not perfect its appraisal rights, the only difference between tendering your Pulse Shares and not tendering your Pulse Shares is that you will be paid earlier if you tender your Pulse Shares. If such acquisition does not occur, however, the number of Shareholders and the number of Pulse Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Pulse Shares. Also, as described above, if permitted by applicable law, Pulse may cease making filings with the Securities Authorities in Canada or otherwise cease being required to comply with the applicable rules in Canada relating to publicly held companies.

What are the Canadian federal income tax consequences of tendering Pulse Shares?

A Shareholder who for purposes of the Tax Act and any applicable tax treaty or convention, and at all relevant times, is resident in Canada and who accepts the Offer will generally recognize a capital gain (or capital loss) equal to the amount by which the fair market value of the Debentures received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Pulse Shares exchanged and any reasonable costs associated with the disposition.

A Shareholder who for purposes of the Tax Act and any applicable tax treaty or convention is neither resident nor deemed to be resident in Canada and whose Pulse Shares do not constitute "taxable Canadian property" within the meaning of the Tax Act will generally not be subject to Canadian income tax consequences upon the disposition of their Pulse Shares under the Offer.

All Shareholders should review the detailed information under Section 14 of the Circular, "Certain Canadian Federal Income Tax Considerations".

Whom can I talk to if I have questions about the Offer?

Questions and requests for assistance may be directed to Valiant Trust Company, the Depository for the Offer, or Kingsdale Shareholder Services Inc., as Information Agent for the Offer, at their respective addresses shown on page 2 of this Offer and Circular.

What would the financial position of the combined companies have looked like if Quantum had acquired all of the outstanding Pulse Shares as of April 30, 2007?

The following summary pro forma financial information is meant to provide an idea of the financial position of the combined company giving effect to Quantum's acquisition of all of the Pulse Shares pursuant to the Offer. The summary pro forma consolidated financial information set forth below should be read in conjunction with the pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of Buchanan Barry LLP thereon attached as Schedule B to this Offer and Circular.

	Quantum as at April 30, 2007 (audited)	**Pulse as at December 31, 2006** (audited)	**Pro forma as at April 30, 2007** (unaudited)
Total revenues	Nil	$44,641,000	$44,641,000
Net Income (Loss)	Nil	($4,499,000)	($4,499,000)
Per share (basic)	Nil	($0.07)	($0.33)
Per share (diluted)	Nil	($0.07)	($0.33)
Total assets	$141,135	$129,594,000	$245,565,497
Total long term liabilities	Nil	$37,503,000	$228,181,497
Cash dividends declared	Nil	$7,090,000	Nil

OFFER TO PURCHASE

June 19, 2007

To the holders of Pulse Shares:

1. THE OFFER

The Offeror hereby offers to purchase, during the Offer Period and on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Pulse Shares (other than Pulse Shares owned by the Offeror or its affiliates and associates), including Pulse Shares which may become outstanding after the date of the Offer on the exercise of outstanding Pulse Options, on the basis of $3.05 principal amount of Debentures of the Offeror in respect of each Pulse Share, subject to adjustment as provided herein.

The Offer is made only for Pulse Shares and is not made for any Pulse Options or other rights to acquire Pulse Shares. Any holder of such Pulse Options or other rights to acquire Pulse Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, convert or exchange such options or other rights in order to obtain certificates representing Pulse Shares that may be deposited in accordance with the terms of the Offer. Any such exercise must be made sufficiently in advance of the Expiry Date or in sufficient time to fully comply with the procedures referred to in this Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. No Debentures will be distributed in the United States or to or for the account, or for the benefit, of a person in the United States or to any person who is a resident of any jurisdiction outside of Canada, unless the Offeror is satisfied that the Debentures may be distributed in such other jurisdiction without further action by the Offeror or on a basis otherwise determined acceptable to the Offeror in its sole discretion. The Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Pulse Shares in any such jurisdiction.

The Offer, together with the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery which are incorporated into and form part of the Offer, contain important information which should be read carefully before making a decision with respect to the Offer.

2. MANNER AND TIME OF ACCEPTANCE

The Offer is open for acceptance until the Expiry Time, or such later time or times and date or dates to which the Offer may be extended in accordance with applicable law, unless the Offer is withdrawn in accordance with its terms by the Offeror. See "Extension of Termination Date and Variation of Offer" in Section 3 of the Offer.

Letter of Transmittal

The Offer may be accepted by a holder of Pulse Shares by depositing, during the Offer Period or until such later time and date to which the Offer may be extended, and unless the Offer is withdrawn, with the Depository at any of the places of deposit specified in the Letter of Transmittal accompanying this Offer:

(a) the certificate(s) representing the Pulse Shares in respect of which the Offer is being accepted;

(b) a Letter of Transmittal (or facsimile thereof) in respect of the Pulse Shares, as the case may be, duly completed and signed in accordance with the instructions set out in the Letter of Transmittal; and

(c) any relevant documents required by the instructions set out in the Letter of Transmittal.

This Offer will be deemed to be accepted only if the Depository has actually received these documents at or prior to the Expiry Time. Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered owner, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Shareholders may also accept this Offer by following the procedures for a book-entry transfer established by CDS. Participants in CDS should contact CDS with respect to the deposit of Pulse Shares under this Offer. CDS will be issuing instructions to their participants as to the method of depositing such Pulse Shares under the terms of this Offer.

Shareholders will not be required to pay any fee or commission if they accept this Offer by depositing their Pulse Shares directly with the Depository. However, a broker or other nominee through whom a Shareholder owns Pulse Shares may charge a fee to tender Pulse Shares on behalf of the Shareholder. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Pulse Shares at or prior to the Expiry Time may deposit certificates representing Pulse Shares pursuant to the procedures set forth below under the heading "Procedure for Guaranteed Delivery".

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Pulse Shares under this Offer and (a) the certificate(s) representing the Pulse Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depository prior to the Expiry Time, those Pulse Shares may nevertheless be deposited under this Offer, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Offer (or a manually signed facsimile copy thereof), together with a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depository prior to the Expiry Time at its office in Calgary, Alberta; and

(c) the certificate(s) representing the deposited Pulse Shares, in proper form for transfer, together with a Letter of Transmittal (or a manually signed facsimile copy thereof), properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depository prior to 5:00 p.m. (Calgary time) on the third Business Day after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Depository at its office in Calgary, Alberta.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mail to the Depository at its office in Calgary, Alberta and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificates and other required documents to any office other than the Calgary, Alberta office of the Depository does not constitute delivery for purposes of satisfying the guaranteed delivery.**

Method of Delivery

The method of delivery of the certificate(s) representing Pulse Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depository and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depository prior to the Expiry Time. Delivery will only be effective upon actual receipt by the Depository.

Shareholders whose Pulse Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Pulse Shares.

Acceptance by Book-Entry Transfer

Shareholders may accept this Offer by following the procedures for a book-entry transfer established by CDS, provided that a book-entry confirmation through CDSX is received by the Depository at its office in Calgary,

Alberta prior to the Expiry Time. The Depository has established an account at CDS for the purpose of this Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Pulse Shares held by the participant into the Depository's account in accordance with CDS procedures for such transfer. Delivery of Pulse Shares to the Depository by means of a book-entry transfer will constitute a valid tender under this Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept this Offer through a book-entry transfer of their holdings into the Depository's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such Pulse Shares received by the Depository are considered a valid tender in accordance with the terms of this Offer.

Shareholders who wish to accept the Offer by Book-Entry Transfer should contact their brokers or nominees for assistance.

General

In all cases, payment for the Pulse Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depository of certificates representing the Pulse Shares (or a confirmation of a book-entry transfer of the Pulse Shares), a Letter of Transmittal (or a manually-signed facsimile thereof) properly completed and signed covering the Pulse Shares with the signatures guaranteed in accordance with the instructions set out therein (or, in the case of Pulse Shares deposited by book-entry transfer, the making of the book-entry transfer into the Depository's account with CDS), and any other required documents.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance and withdrawal of Pulse Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Pulse Shares. There shall be no duty or obligation of the Offeror, the Depository or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 2.

Dividends and Distributions

Subject to the terms and conditions of the Offer, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Pulse Shares covered by the Letter of Transmittal delivered to the Depository (the "Deposited Securities") and in and to all rights and benefits arising from such Deposited Securities including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Pulse Shares deposited by book-entry transfer, the making of the book-entry transfer into the Depository's account with CDS) irrevocably approves, constitutes and appoints the Offeror and any other person designated by the Offeror in writing as the true and lawful agent, attorney, attorney-in-fact and proxy of the Shareholder delivering the Letter of Transmittal (or, in the case of a Shareholder depositing Pulse Shares by book-entry transfer into the Depository's account with CDS who is deemed to have completed and submitted a Letter of Transmittal, such Shareholder) with respect to (i) the Deposited Securities; and (ii) any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities on or after the date of the Offer, effective from and after the time that the Offeror takes up the Deposited Securities (the "Effective Time"), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), in the name of and on behalf of such Shareholder:

(a) to register or record the transfer and/or cancellation of such Deposited Securities and Distributions consisting of securities on the appropriate register maintained by Pulse or its transfer agent;

(b) for so long as any Deposited Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, to vote any or all Deposited Securities, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Deposited Securities and Distributions, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent and/or designate in any such instruments of proxy any person or persons as the proxy of such Shareholder in respect of the Deposited Securities and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Second Stage Transaction) of holders of securities of Pulse or any other issuer, as applicable;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing Distributions that may be payable to or to the order of, or endorsed in favour of, such Shareholder and/or designate in any such instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the Shareholder in respect of such Distributions for all purposes; and

(d) to exercise any other rights of a holder of Deposited Securities and Distributions with respect to such Deposited Securities and Distributions.

A Shareholder accepting the Offer (including a Shareholder that accepts the Offer by making a book-entry transfer into the Depository's account with CDS who is deemed to have completed and submitted a Letter of Transmittal) agrees not to vote any of the Deposited Securities and/or Distributions at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Second Stage Transaction) of holders of securities of Pulse or any other issuer, as applicable, and not to exercise any of the other rights or privileges attached to the Deposited Securities and/or Distributions, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Deposited Securities and/or Distributions, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Deposited Securities and/or Distributions. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Deposited Securities and/or Distributions with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer (including a Shareholder that accepts the Offer by making a book-entry transfer into the Depository's account with CDS who is deemed to have completed and submitted a Letter of Transmittal) covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities and any Distributions to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the maximum extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the maximum extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Depositing Shareholders' Representations and Warranties

The deposit of Pulse Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Pulse Shares being deposited (and any Distributions); (ii) the Deposited Securities (and any Distributions) have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Securities (or Distributions) to any other person, (iii) the deposit of such Pulse Shares (and any Distributions) complies with applicable laws; and (iv) when such Pulse Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions) free and clear of all liens, restrictions, charges, encumbrances, claims, equities, and rights of others.

3. EXTENSION OF TERMINATION DATE AND VARIATION OF OFFER

The Offer is open for acceptance until the Expiry Time, unless extended or withdrawn. The Offeror may, in its sole discretion, extend the Termination Date or otherwise vary the Offer at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law) by giving written notice of such extension or variation to the Depository at its principal office in Calgary, Alberta. The Depository shall forthwith give notice of such extension or variation to registered holders of Pulse Shares whose Pulse Shares have not been taken up prior to the extension or variation in the manner set out in Section 10 of the Offer, "Notice", and the Offeror shall, as soon as practicable thereafter, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation shall be deemed to have been given and to be effective on the day which it is delivered or otherwise communicated to the Depository at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been fulfilled, complied with or waived by the Offeror unless the Offeror first takes up and pays for all Pulse Shares deposited under the Offer and not withdrawn.

Except for a variation in the terms of the Offer consisting solely of a waiver of a condition, where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been sent to holders of Pulse Shares unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or securities regulatory authorities.

If, before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or its affiliates, the Offeror will give written notice of such change to the Depository at its principal office in Calgary, Alberta and will cause the Depository to provide as soon as practicable thereafter a copy of such notice in the manner set forth under "Notice" in Section 10 of the Offer, to all Shareholders whose Pulse Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable law. As soon as possible after giving notice of a change in information to the Depository, the Offeror will make a public announcement of the change in information. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depository at its principal office in Calgary, Alberta.

During any such extension or in the event of any variation or change in information, all Pulse Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 4 of the Offer, "Shareholder's Right of Withdrawal". An extension of the Expiry Time, a variation of the Offer or change in information does not constitute a waiver by the Offeror of its rights under Section 5 of the Offer, "Conditions of the Offer". If the consideration being offered for the Pulse Shares under the Offer is increased, the increased consideration will be paid to all holders whose Pulse Shares are taken up under the Offer.

4. SHAREHOLDER'S RIGHT OF WITHDRAWAL

Except as otherwise stated in this Section 4, all deposits of Pulse Shares are irrevocable. Unless otherwise required or permitted by applicable law, any Pulse Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time where the Pulse Shares have not been taken up by the Offeror;

(b) at any time before the expiration of 10 days from the date upon which either:

   (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of the Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (including any extension of the period during which the Pulse Shares may be deposited under the Offer or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered under the Offer where the Expiry Time is not extended for a period of greater than 10 days) or a variation consisting solely of a waiver of a condition of the Offer;

is mailed, delivered or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited Pulse Shares have not been taken up by the Offeror at the date of the notice; or

(c) if the Pulse Shares have not been paid for by the Offeror within three Business Days after having been taken up.

Notice of withdrawal of any Pulse Shares deposited pursuant to the Offer must be made by a method (which includes facsimile or telegraphic communication) that provides the Depository with a written or printed copy, must be made by the depositing Shareholder thereof or his or her agent, and must be actually received by the Depository at the place of deposit within the time limits indicated above. Any such notice of withdrawal must be signed by the person who deposited the Pulse Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof), and must specify such person's name, the number of Pulse Shares to be withdrawn and the name of the registered holder of each certificate representing the Pulse Shares to be withdrawn. Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery (as described in the instructions set out therein), except where such notice is in respect of Pulse Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depository and Information Agent.

Alternatively, if Pulse Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 2 of this Offer, "Manner and Time of Acceptance – Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS to be credited with the withdrawn Pulse Shares, be signed by or on behalf of the person who signed (or was deemed to have signed) the Letter of Transmittal accompanying (or the Notice of Guaranteed Delivery in respect of) the Pulse Shares that are to be withdrawn and otherwise comply with the procedures of CDS.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on the Offeror, the Depository or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror is delayed in taking up or paying for Pulse Shares or is unable to take up or pay for Pulse Shares for any reason, then, without prejudice to the Offeror's other rights, Pulse Shares deposited under the Offer may be retained by the Depository on behalf of the Offeror subject to the rights of the depositing Shareholders to withdrawal as set forth in this Section 4 or pursuant to applicable law.

Withdrawals may not be rescinded and any Pulse Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 2 of the Offer, "Manner and Time of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See the Circular under "Statutory Rights".

5. CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Pulse Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror:

(a) at the Expiry Time, and at the time the Offeror first takes up and pays for Pulse Shares under the Offer, there have been validly deposited under the Offer and not withdrawn a number of Pulse Shares which constitutes, together with any Pulse Shares owned by the Offeror, its associates and affiliates, at least $66^{2/3}$% of the outstanding Pulse Shares (calculated on a diluted basis) (the "Minimum Condition");

(b) all requisite regulatory approvals, consents and expiries of waiting periods (including, without limitation, under the Competition Act, Investment Canada Act and those of any stock exchanges or other securities or regulatory authorities) shall have been obtained or occurred on terms and conditions satisfactory to the Offeror, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(c) (A) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (B) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Pulse carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of the Offeror acting reasonably:

    (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Pulse Shares or the right of the Offeror to own or exercise full rights of ownership of the Pulse Shares;

    (ii) has had, or if the Offer was consummated could reasonably be expected to result in, a Material Adverse Effect or, in the case of (B) above, could reasonably be expected to have a material adverse effect on the Offeror;

    (iii) has a material adverse effect on the completion of any compulsory acquisition or any Second Stage Transaction;

(d) the Offeror shall have determined that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Pulse Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Pulse Shares not acquired under the Offer;

(e) the Offeror shall, in its sole judgment, acting reasonably, have determined that there does not exist and has not occurred any Material Adverse Effect in respect of Pulse;

(f) the Offeror shall have determined that there has not occurred: (i) any general suspension of trading in, or general limitation on prices for, securities on any United States or Canadian national securities exchange; (ii) a declaration of a general banking moratorium or any general suspension of payments in respect of banks in the United States or Canada; (iii) any limitation by any United States or Canadian government or regulatory authority on the extension of credit by banks or other financial institutions applicable to financing the Offer; (iv) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving Canada or the United States or any attack on, or outbreak or act of terrorism involving Canada or the United States; or (v) in the case of any of the foregoing existing as of the date of the Offer, material acceleration or worsening thereof;

(g) the Offeror shall, in its sole judgment, acting reasonably, be satisfied that all outstanding Pulse Options and all other rights to acquire any Pulse Shares shall have either been exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to the Offeror in its sole judgment, acting reasonably, prior to the Offeror taking up any Pulse Shares pursuant to the Offer;

(h) the Offeror shall have determined in its sole discretion that no covenant, term or condition exists in any instrument or agreement to which Pulse is a party or to which any of its assets are subject which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for the Pulse Shares under the Offer, including without limitation any default, right of termination, acceleration or other adverse event that may ensue as a result of the Offeror taking up and paying for the Pulse Shares under the Offer or completing a compulsory acquisition or a Second Stage Transaction;

(i) there will not have occurred any actual or threatened change to the Tax Act or the regulations thereunder (including any proposal by the Minister of Finance (Canada) to amend the Tax Act or regulations or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act or regulations) that, in the sole discretion of the Offeror, directly or indirectly, has or may have adverse significance with respect to the current or anticipated business or operations of any of Quantum or Pulse or with respect to the regulatory regime applicable to their respective businesses and operations, with respect to any potential integration of Pulse with Quantum, or with respect to completing any compulsory acquisition or a Second Stage Transaction;

(j) the Offeror shall have determined in its sole discretion that none of Pulse or any third party has taken or proposed to take any action or has failed to take any action, or disclosed any previously undisclosed action, which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for the Pulse Shares under the Offer or completing a compulsory acquisition or a Second Stage Transaction, including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any sale, disposition, joint venture, option or other dealing with any of the assets of Pulse (other than any such sale, disposition or other dealing between Pulse and any wholly-owned subsidiary of Pulse), any issuance of securities (other than the exercise of currently vested Pulse Options) or options to purchase securities, the payment of any dividends or other distributions or payments, any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Pulse, or any takeover bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Pulse or any capital expenditure by Pulse not in the ordinary course of business and consistent with past practice, entering into, modifying or terminating any agreement or arrangement with any of the directors, senior officers or employees of Pulse, instituting, cancelling or modifying of any employee benefit arrangement, any material change to its articles of incorporation or by-laws, altering material terms of any of its material agreements or licenses, incurring any debt outside of the ordinary course of business consistent with past practice or any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Pulse, or any agreement to engage in any of the foregoing;

(k) no person, entity or group shall have acquired or proposed to acquire beneficial ownership of more than 20% of any class or series of Pulse's equity securities (including without limitation Pulse Shares) through the acquisition of shares, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of any class or series of Pulse's equity securities, and no such person, entity or group, which before the date of the Offer had, shall have acquired or proposed to acquire, through the acquisition of shares, the formation of a group or otherwise, beneficial ownership of an additional 20% or more of any class or series of Pulse's equity securities;

(l) the Offeror shall have determined in its sole discretion (i) that there has not occurred any change in the compensation paid or payable by Pulse to its directors, officers or employees including the granting of additional shares, stock options or bonuses since March 31, 2007 and (ii) that Pulse has publicly disclosed all material terms of any agreement or arrangement with its directors, officers or employees with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder; and

(m) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Pulse with any Securities Authority in any of the provinces of Canada, including any prospectus, annual information form, financial statement, material change report, management proxy circular, press release, directors circular or in any document so filed or released by Pulse to the public which the Offeror shall have determined in its sole discretion is adverse or makes it inadvisable for the Offeror to proceed with the Offer, or the taking up and paying for Pulse Shares deposited under the Offer.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depository at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depository as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 10 of the Offer under "Notice", and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Pulse Shares deposited under the Offer and the Depository will promptly return all certificate(s) representing deposited Pulse Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

6. PAYMENT FOR PULSE SHARES DEPOSITED

If all of the conditions described in Section 5 of the Offer have been fulfilled or waived at the Expiry Time, the Offeror will take up and pay for Pulse Shares validly deposited and not withdrawn under the Offer, not later than 10 days after the Termination Date. The Offeror will pay for the Pulse shares so taken up as soon as possible but, in any event, not later than three Business Days after the taking up of such Pulse Shares. Any Pulse Shares deposited pursuant to the Offer after the first date on which Pulse Shares have been taken up by the Offeror will be taken up and paid for within 10 days of such deposit.

If the conditions described in Section 5 of the Offer have been fulfilled or waived, the Offeror may not extend the Offer unless all Pulse Shares then validly deposited and not withdrawn are taken up and paid for.

Subject to applicable laws, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Pulse Shares or to terminate the Offer and not take up and pay for any Pulse Shares in order to comply (in whole or in part) with any applicable law, including without limitation for such period of time as may be necessary to obtain any requisite regulatory approval.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Pulse Shares validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice to the Depository, at its principal office in Calgary, Alberta, to that effect and as required by applicable law.

The Offeror will pay for the Pulse Shares taken up by it pursuant to the Offer through the Depository to or on behalf of each Shareholder entitled to payment for such shares on the basis set out in Section 1 of the Offer. Settlement will be made by Quantum issuing or causing to be issued a Debenture certificate in the amount to which a person depositing Pulse Shares is entitled. Subject to the foregoing and unless otherwise directed by the related Letter of Transmittal, the Debenture certificates will be issued in the name of the registered holder of the Pulse Shares so deposited. Unless the person depositing the Pulse Shares instructs the Depository to hold the Debenture certificate for pick-up by checking the appropriate box in the related Letter of Transmittal, Debenture certificates will be forwarded by first class registered mail to such persons at the address specified in the related Letter of Transmittal. If no address is specified, Debenture certificates will be forwarded to the address of the Shareholder as shown on the registers maintained by Pulse. Debenture certificates which are mailed in accordance with this paragraph shall be deemed to have been delivered at the time of delivery to the post office. In the event of an interruption of mail service, Debenture certificates will be made available in accordance with Section 8 of the Offer.

Concurrently with the delivery of the Debenture certificates, the Depository will deliver to the Offeror, or its nominee, certificates representing the Pulse Shares so taken up and paid for by it.

If a Shareholder deposits more than one certificate for Pulse Shares which are taken up under the Offer, the consideration payable to such Shareholder will be computed on the basis of the aggregate number of Pulse Shares deposited by such Shareholder.

If the Offeror extends the Offer, is delayed in taking up or paying for Pulse Shares or is unable to take up and pay for Pulse Shares for any reason, then, without prejudice to the Offeror's other rights, deposited Pulse Shares may be retained by the Depository on behalf of the Offeror and no Pulse Shares may be withdrawn except to the extent that depositing Shareholders are entitled to withdraw their Pulse Shares as set out in Section 5 of the Offer or pursuant to applicable laws. The reservation by the Offeror of the rights to delay the purchase of or payment for Pulse Shares is limited by the securities laws of certain Canadian provinces.

7. RETURN OF SECURITIES

If deposited Pulse Shares are not taken up and paid for by the Offeror for any reason or if certificates are submitted for more Pulse Shares than are deposited, certificates for such Pulse Shares will be returned at the Offeror's expense by either sending new certificates representing securities not purchased or returning the deposited certificates (and other relevant documents) as appropriate. The deposited certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the holder in the related Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the registers maintained by Pulse as soon as practicable following the Expiry Time or withdrawal or termination of the Offer, as applicable.

8. MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Letter of Transmittal or the Notice of Guaranteed Delivery, Debenture certificates will not be mailed if the Offeror determines that delivery thereof by mail may be delayed by the post office or otherwise. The persons entitled to such Debenture certificates which have not been mailed for any reason may take delivery thereof at the office of the Depository at which they deposited their Pulse Shares on request to the Depository until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 6 of the Offer, "Payment for Pulse Shares Deposited", any Debenture certificate not mailed for the foregoing reason shall be conclusively deemed to have been delivered on the first day on which it was available at the office of the Depository for the person entitled thereto to take delivery thereof. Notice of such determination by the Offeror shall be given to Shareholders in accordance with Section 10 of the Offer, "Notice". Notwithstanding Section 6 of the Offer, "Payment for Pulse Shares Deposited", the deposit of Debenture certificates with the Depository for delivery to the depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Pulse Shares shall be deemed to have been paid for immediately upon such deposit.

9. MARKET PURCHASES AND SALES

The Offeror has no present intention of acquiring beneficial ownership of Pulse Shares while the Offer is outstanding other than as described herein and pursuant to this Offer. However, the Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) Pulse Shares by making purchases through the facilities of the TSX, subject to applicable law, at any time and from time to time prior to the Expiry Time. The Offeror will not make (or cause an affiliate to make) any purchases of Pulse Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. The aggregate number of Pulse Shares acquired by the Offeror or an affiliate through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Pulse Shares as of the date of the Offer and the Offeror will issue in Canada and file in Canada a news release forthwith after the close of business on the TSX on each day on which such Pulse Shares have been purchased. Any Pulse Shares so purchased shall be counted in determining whether the Minimum Condition has been fulfilled.

Although the Offeror has no present intention to sell Pulse Shares taken up under the Offer, it reserves the right to make or enter (or cause an affiliate to make or enter) into an arrangement, commitment or understanding at or prior to the Expiry Time to sell Pulse Shares after the Expiry Time.

10. NOTICE

Without limiting any other lawful means of giving notice, the Offeror or the Depository may give or cause to be given any notice pursuant to the Offer by mailing such notice by first class mail, postage prepaid, to the registered holders of the Pulse Shares at their respective addresses appearing on the books of Pulse and any notice so given will be deemed to have been received on the first Business Day following such mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada or elsewhere following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depository may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given to and to have been received by holders of Pulse Shares, as the case may be, if: (i) it is given to the TSX for dissemination through its facilities; and (ii) it is published once in the national edition of The Globe and Mail or The National Post, provided that if the national edition of the Globe and Mail and The National Post is not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation published in the City of Calgary.

Wherever the Offer calls for documents to be delivered to the Depository, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depository in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depository, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11. CHANGES IN CAPITALIZATION; LIENS; DIVIDENDS AND DISTRIBUTIONS

If, on or after the date of the Offer, Pulse should split, combine or otherwise change any of the Pulse Shares, or its capitalization, or shall disclose that it has taken or intends to take any such action, the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefore) to reflect such split, combination or other change.

Pulse Shares acquired pursuant to the Offer shall be transferred by the holder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Pulse Shares on or after the date of the Offer. If Pulse should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Pulse Shares which is or are payable or distributable to the holders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Pulse for such Pulse Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depository for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

12. OTHER TERMS OF THE OFFER

The Offer and all contracts resulting from acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in Alberta. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained in the Offer or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depository or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer, the validity of any elections and the validity of any withdrawals of Pulse Shares. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Pulse Share or any Shareholder. There shall be no obligation on the Offeror or the Depository to give notice of any defects or irregularities in acceptance and no liabilities shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Pulse Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Pulse Shares in any such jurisdiction.

The accompanying Circular, together with the Offer, constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain information which should be read carefully before making a decision with respect to the Offer.

DATED: June 19, 2007.

QUANTUM YIELD INC.

(Signed) Jim Durward
President

CIRCULAR

This Circular is provided by the Offeror with respect to the accompanying Offer made by the Offeror to purchase all of the outstanding Pulse Shares (including Pulse Shares which may become outstanding on the exercise of Pulse Options).

The terms, conditions and provisions of the Offer, including the definitions therein contained, are incorporated in and form part of this Circular. The Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery together constitute the take-over bid of the Offeror. Shareholders are referred to the Offer for details of its terms, including details as to payment and withdrawal rights.

The information concerning Pulse contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records of Pulse and the security holder lists made available by Pulse to the Offeror. Although the Offeror has no knowledge that would indicate that any statements relating to Pulse contained herein taken from or based on information contained in such documents and records are inaccurate or incomplete, neither the Offeror nor its directors, officers or agents assume any responsibility for the accuracy or completeness of such information nor for any failure by Pulse to disclose events or facts which may have occurred or may affect the significance or accuracy of any such information but which are known or unknown to the Offeror.

Directors' Circular

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Pulse must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Pulse subsequent to the date of the most recent published financial statements of Pulse.

1. ABOUT QUANTUM

Quantum was incorporated by articles of incorporation under the *Business Corporations Act* (Alberta) on April 2, 2007 as "1312181 Alberta Ltd.". On April 18, 2007, Quantum amended it articles by changing its name to "Quantum Yield Inc." and by making certain amendments to its authorized share structure.

Quantum's registered and records office is at 1250, 639 - 5th Avenue SW, Calgary, Alberta, T2P 0M9. Its head office is Suite 200, 1414 – 8th Street SW, Calgary, Alberta, T2R 1J6. Quantum does not have any subsidiaries.

Quantum was incorporated for the purpose of making this Offer for all of the Pulse Shares. It has not conducted any business operations other than entering into the technology license agreement with Unitech Energy Resources Inc. See "Schedule A – Further Information Concerning Quantum – General Development of Business".

Certain information concerning Quantum which the Offeror is required to include in this Circular is set out in "Schedule A – Further Information Concerning Quantum".

2. ABOUT PULSE

Pulse was originally incorporated pursuant to the CBCA as "144020 Canada Ltd." on August 26, 1985. On February 18, 1987, Pulse amended its articles to change its name to "Gold Vessel Resources Inc.". On March 21, 1995, Pulse amended its articles to change its name to "Consolidated Gold Vessel Resources Inc." and to consolidate its Class A common shares on a one for ten basis. On July 4, 1995, Pulse amended its articles to change its name to "Golden Bear Minerals Inc.". On July 3, 1997, Pulse amended its articles to change its name to "Augusta Gold Corporation". Pursuant to a plan of arrangement effective October 1, 1998, the then existing liabilities, assets and minerals properties held by Pulse were transferred to and assumed by Augusta Corporation in exchange for the issuance by Augusta Corporation to Pulse of common shares of Augusta Corporation, and the shares of Augusta Corporation were distributed to the shareholders of Pulse.

On October 13, 1999, pursuant to a reorganization of Pulse involving a group of Alberta joint ventures known as "Pulse – A Joint Venture", Pulse amended its articles to change its name to "Pulse Data Inc." and to consolidate its then Class "A" common shares and its then Class "B" common shares on a 1 for 2.5 basis.

On June 15, 2000, Pulse reduced the stated capital account of its then Class "A" common shares by $30,778,181.

On April 18, 2001, Pulse amended its articles to (i) remove from the articles the Class "B" common shares and the rights, privileges and restrictions thereof, and (ii) change the designation of its "Class "A" common shares" to "common shares".

Pulse's principal office is located at 2400, 639-5th Avenue SW, Calgary, Alberta, T2P 0M9. The registered office of Pulse is located at Suite 1400, 700 – 2nd Street SW, Calgary, Alberta, T2P 4V5.

Certain information concerning Pulse which the Offeror is required to include in this Circular is set out in Section 12 of this Circular, "Other Material Information Concerning Pulse". Further detailed information concerning the business, financial condition, capitalization, management and risks associated with an investment in Pulse Shares can be obtained through Pulse's website at www.pulsedatainc.com .

3. BACKGROUND TO THE OFFER

In 2004, Jim Durward, the President of Quantum, searched public records for public companies that would be suitable candidates for restructuring to provide superior income streams to investors. In late 2004, Mr. Durward became aware of Pulse and began to generate income related financial models based on Pulse's historic financial statements. These models were continually updated and a variety of financial structures were considered. The announcement by Pulse that it had written off its recent multi-million dollar investment in Terrapoint was taken into account in Mr. Durward's analysis of Pulse.

Upon the announcement that Pulse had written off its recent acquisition in Terrapoint, Mr. Durward began to formulate the opinion that Pulse's upper management lacked significant foresight into the long term growth strategy of the company, which in his view, severely and negatively impacted the shareholder equity of Pulse.

Pulse's management stated in its 2006 third quarter report that,

> "[i]ncluded in the 2006 figure is an $8.8 million write down primarily related to older high-altitude LIDAR data collection systems and their related proprietary processes and software. These were written down to their residual value in the first half of 2006. The residual value reflects the fair market value of the components that Terrapoint is currently using or will be able to use in its other systems."

The financial record of Pulse is supportive of the conclusion that Pulse's management decision to write down Terrapoint resulted in the loss of millions of dollars representing a significant percentage of shareholder equity. In addition, it is the view of Mr. Durward that the write down created a burden on the Shareholders by creating a division of Pulse with negative cash flow. In March, 2007, Pulse announced that it was seeking alternatives for this non-core business. This release was coterminous with a multi-million dollar expenditure into the Terrapoint division. Such incongruous actions only have served to bolster Mr. Durward's opinion that management of Pulse does not have a clear vision of the role of Terrapoint within the organization.

Mr. Durward's analysis of Pulse's financial information and operational discussions with numerous seismic industry participants, has led him to the following conclusions:

1. upper management of Pulse has a relatively small ownership stake in the company (collectively, they hold less than 4.9% of the issued and outstanding Pulse Shares) and it is the belief of Mr. Durward that such a small ownership position has led to a misalignment of the interests of management and its Shareholders;
2. there are no contractual restrictions on management's activities, which continues to provide the potential for further speculative and wasteful use of shareholder's equity;
3. inefficiencies of Pulse exist in other areas of the company such as the method by which Pulse licenses its seismic data, and the non-use of tax efficient financial structures to expand the databases;
4. general management and administration expenses appear excessive for what is essentially a collection and distribution business; and
5. Pulse appears to be losing market position while its competitors appear to be growing.

Given the above noted concerns, Mr. Durward is of the belief that Pulse needs to "get back to basics" and work to maximize its seismic data acquisition/licensing model to increase the distributions available to Debentureholders and to Shareholders.

Mr. Durward believed that with streamlined operations and an efficient corporate structure, Pulse could have been a very good, long-term and consistent cash generator for investors seeking an income stream. With this in mind, Mr. Durward devised a financial structure whereby the existing Shareholders would convert their Pulse Shares into an efficient income-generating security.

Based on conversations with seismic industry participants, Mr. Durward believed, and still believes, that Pulse management may routinely overpay for purchased databases, in part because the depreciation of these databases is relied upon to defer taxes on operating income. Mr. Durward further believes that significant additional value could be provided to the Shareholders by converting Pulse into an efficient, income-generating company so as to not have to rely on the overpay-then-depreciate model.

In creating the financial structure, Mr. Durward felt he had to:

1. *Increase Free Cash Flow.* By making the corporate structure more efficient and cutting excess administrative costs, Free Cash Flow will be increased.

2. *Create an efficient model.* By using a structure that allows the interest that is paid to the Debentureholders to be deducted by Amalco, the cash flow efficiency between Amalco, its Shareholders and its Debentureholders is optimized.

3. *Add competitive advantage and accelerated database expansion through technology and innovative financial structures.* By using the License to focus on seismic participation programs, Amalco will offer a competitive advantage which may allow Amalco to capture more participants. Additionally, the use of tax-efficient financial structures may be used to accelerate the expansion of the seismic databases and provide Amalco with an ongoing source of database expansion at reasonable prices.

4. *Provide direct security.* By securing the Debentures against Amalco's property and assets, including the seismic databases, in accordance with the terms of the Trust Indenture, Debentureholders are provided with direct security on their investment.

5. *Streamline operations to reduce general administration expenses.* By eliminating businesses and activities that do not contribute directly to operating profit, general administration expenses will be reduced and Free Cash Flow increased.

6. *Align the interests of the Debentureholders with management.* By incorporating a structure where Amalco must first pay Free Cash Flow to the Debentureholders, the interests of Debentureholder are aligned with management of Amalco.

With these objectives in mind, Mr. Durward designed an appropriate structure, formed the Offeror, acquired a proprietary technology license to add value, contracted an experienced operator to make the necessary internal changes in Amalco and raised sufficient cash to fund the preparation and launch of this Offer.

4. PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR PULSE

The purpose of the Offer is to enable the Offeror to acquire all of the Pulse Shares so that Pulse becomes a wholly owned subsidiary of Quantum. Thereafter Quantum will take the steps necessary cause the Amalgamation to occur and combine the operations of the two companies. If the Offeror takes up and pays for the Pulse Shares pursuant to the Offer, the Offeror will use all reasonable efforts to acquire the remaining Pulse Shares pursuant to a compulsory acquisition or Second Stage Transaction, subject to applicable laws.

Quantum anticipates that the primary focus of the combined company will be to acquire and license seismic data within a streamlined and tax efficient structure. Following completion of the Offer, Quantum also intends to delist the Pulse Shares from trading on the TSX and to cause Pulse to cease to be a reporting issuer under applicable securities laws. If the Amalgamation occurs, the Offeror plans to, as soon as practically possible, make application to cause the Debentures to be listed for trading on a stock exchange in order to provide liquidity for the Debentureholders.

Select Financial Information and Pro Forma Financial Statements Giving Effect to the Offer

The following summary pro forma financial information presents Quantum's pro forma financial information after giving effect to Quantum's acquisition of all the Pulse Shares pursuant to the Offer. The summary pro forma consolidated financial information set forth below should be read in conjunction with the pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of Buchanan Barry LLP thereon attached as Schedule B to this Offer and Circular. The pro forma financial information is derived from and should be read in conjunction with the financial statements of each of Quantum and Pulse and the related notes to those financial statements. The pro forma consolidated balance sheet has been prepared combining the audited balance sheet of Quantum as at April 30, 2007 and the audited consolidated balance sheet of Pulse as at December 31, 2006, giving effect to the transaction as if it occurred on April 30, 2007. The pro forma consolidated statement of operations has been prepared combining the audited consolidated statement of operations of Pulse for the twelve month period ended December 31, 2006, giving effect to the transaction as if it occurred for the twelve months ended April 30, 2007. There have been no operations of Quantum since incorporation to April 30, 2007.

In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the pro forma consolidated financial statements. The information in the pro forma consolidated financial statements is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offeror will differ from the pro forma information presented below.

	Quantum as at April 30, 2007 (audited)	**Pulse as at December 31, 2006** (audited)	**Pro forma as at April 30, 2007** (unaudited)
Total revenues	Nil	$44,641,000	$44,641,000
Net Income (Loss)	Nil	($4,499,000)	($4,499,000)
Per share (basic)	Nil	($0.07)	($0.33)
Per share (diluted)	Nil	($0.07)	($0.33)
Total assets	$141,135	$129,594,000	$245,565,497
Total long term liabilities	Nil	$37,503,000	$228,181,497
Cash dividends declared	Nil	$7,090,000	Nil

Risk Factors Related to the Offer

The combination of Pulse and Quantum is subject to certain risks in addition to the risks Pulse faces in its business operations. See "Schedule A – Further Information Concerning Quantum – Risk Factors". The business combination risks include:

The Amalgamation may not occur as planned

Benefits from the combination of Pulse and Quantum will depend in part on whether the operations of Pulse can be integrated in an efficient and effective manner. Certain operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that the expected combination benefits from the acquisition of Pulse will be fully realized by Quantum or realized within the expected time frame.

Reliability of the information regarding Pulse included in the Offer and Circular

All historical information regarding Pulse contained in the Offer and Circular, including all of Pulse's financial information and all pro forma financial information reflecting the pro forma effects of a combination of Pulse and Quantum derived in part from Pulse's financial information, has been derived from Pulse's publicly available information. Any inaccuracy or material omission in Pulse's publicly available information, including the information about or relating to Pulse contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Change of control provisions

Pulse may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offer, since the Offeror may hold Pulse Shares representing a majority of the voting rights of Pulse. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined company.

Dissent and appraisal rights

In order for the Offeror to acquire all of the issued and outstanding Pulse Shares, it will likely be necessary, following the completion of the Offer, to effect a compulsory acquisition and/or Second Stage Transaction. A compulsory acquisition and/or Second Stage Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Pulse Shares, which could be different from the consideration under the Offer. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Pulse Shares. There is no assurance that a compulsory acquisition and/or Second Stage Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Pulse Shares, which could result in the Offeror being required to make a substantial cash payment that could have an adverse effect on the financial position and liquidity of the combined company.

5. SOURCE OF OFFERED CONSIDERATION

Quantum will issue Debentures to Shareholders who tender their Pulse Shares under the Offer and, as a result, the Offer does not involve the payment of cash consideration by the Offeror to acquire Pulse Shares. The Offer is not subject to any financing condition.

6. ACQUISITION OF PULSE SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable Quantum to acquire all of the outstanding Pulse Shares. If Quantum takes up and pays for Pulse Shares under the Offer, Quantum intends to utilize the compulsory acquisition provisions of the CBCA, if available, to acquire the remaining Pulse Shares or, if necessary, to acquire such remaining Pulse Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offer is accepted by the holders of not less than 90% of the Pulse Shares other than Pulse Shares held at the date of the Offer by or on behalf of Quantum or its affiliates and associates, and Quantum acquires such deposited Pulse Shares, then Quantum is entitled to acquire, pursuant to the provisions of Section 206 of the CBCA, the remainder of the Pulse Shares held by each Shareholder who did not accept the Offer on the same terms, including price, as the Pulse Shares that were acquired under the Offer (a "compulsory acquisition").

To exercise this statutory right, Quantum must give notice (the "Offeror's Notice") to each Shareholder who did not accept the Offer (and to each person who subsequently acquires any of such shares) (in each case, a "Dissenting Offeree") of such proposed acquisition on or before the earlier of 60 days from the Termination Date and 180 days from the date of the Offer. Within 20 days of the giving of Offeror's Notice, Quantum must pay or transfer to Pulse the amount of money or other consideration Quantum would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Pulse Shares to which the Offer relates held by such Dissenting Offeree to Pulse, and may elect either to transfer such shares to Quantum on the terms on which Quantum acquired Pulse Shares under the Offer or to demand payment of the fair value of such shares by so notifying Quantum. If a Dissenting Offeree has elected to demand payment of the fair value of such shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Pulse Shares of the Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made payment or transferred the consideration to Pulse referred to above, the Dissenting Offeree may then apply to a court within a further period of 20 days to have the court fix the fair value. If there is no such application by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer his or her Pulse Shares to Quantum on the same terms (including price) as Quantum acquired the Pulse Shares under the Offer. Any judicial determination of the fair value of the Pulse Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is only a summary of the right of compulsory acquisition which may become available to Quantum. The summary is not intended to be complete and is qualified in its entirety by the provisions of Section 206 of the CBCA. Holders of Pulse Shares should refer to Section 206 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Section 206 of the CBCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If Quantum takes up and pays for Pulse Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available or Quantum elects not to pursue such right, Quantum currently intends to pursue other means of acquiring, directly or indirectly, all the Pulse Shares in accordance with applicable law, including by way of a statutory arrangement, amalgamation, capital reorganization or other transaction involving Pulse and Quantum or an affiliate of Quantum (a "Second Stage Transaction"). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Pulse Shares acquired pursuant to the Offer. In the event of any such Second Stage Transaction, Shareholders, other than Quantum and its affiliates, could, in accordance with Canadian law, receive cash, preferred shares (which may be immediately redeemable for cash), debt or any combination thereof. The consideration offered to Shareholders in a Second Stage Transaction could have a higher or lower value than the value of the consideration offered for the Pulse Shares pursuant to the Offer.

Any such Second Stage Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Pulse Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for his or her Pulse Shares. The fair value so determined could be more or less than the amount paid per Pulse Share pursuant to such transaction or pursuant to the Offer.

The type of Second Stage Transaction described above may constitute a "business combination" under OSC Rule 61-501 and a "going private transaction" under AMF Regulation Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and AMF Regulation Q-27 may also deem certain types of Second Stage Transactions to be "related party transactions". However, if the Second Stage Transaction is a business combination carried out in accordance with OSC Rule 61-501 or a going private transaction carried out in accordance with AMF Regulation Q-27, the "related party transaction" provisions of OSC Rule 61-501 and AMF Regulation Q-27 will not apply to such transaction. The Offeror intends to carry out any such Second Stage Transaction in accordance with OSC Rule 61-501 and AMF Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of OSC Rule 61-501 and AMF Regulation Q-27 will not apply to the business combination or the going private transaction.

OSC Rule 61-501 and AMF Regulation Q-27 provide that, unless exempted, a person proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of the affected securities (in this case, the Pulse Shares) (the "affected securities"), and subject to certain exceptions, any non-cash consideration being offered therefore, and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on an available exemption or to seek waivers pursuant to OSC Rule 61-501 and AMF Regulation Q-27 from the OSC and the AMF, respectively, exempting the Offeror or its affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Second Stage Transaction. An exemption is available under OSC Rule 61-501 for certain business combinations, and under AMF Regulation Q-27 for certain going private transactions, completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as the consideration that was received in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. The Offeror has provided such disclosure and expects that these exemptions will be available.

The provisions of the CBCA and Pulse's articles will require that any Second Stage Transaction receive the approval of at least $66^{2/3}$% of the votes cast by holders of the outstanding Pulse Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. OSC Rule 61-501 and AMF Regulation Q-27 will also require that, unless exempted, in addition to any other required security holder approval, in order to complete a business combination, going private transaction or related party transaction, as applicable, the approval of a majority of the votes cast by "minority" holders of affected securities be obtained. In relation to the Offer and any subsequent business combination or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the AMF, as required, all holders of Pulse Shares, other than, among others, the following: (i) the Offeror (other than in respect of Pulse Shares acquired pursuant to the Offer, as described below); (ii) any "interested party" of the Offeror (as defined, for the purposes of OSC Rule 61-501 and AMF Regulation Q-27); (iii) any "related party of an interested party" of the Offeror (as defined, for the purposes of OSC Rule 61-501 and AMF Regulation Q-27), subject to certain limited exemptions; and (iii) any joint actor with a person or company referred to in (ii) or (iii) above in respect of the transaction. OSC Rule 61-501 and AMF Regulation Q-27 also provide that the Offeror may treat Pulse Shares acquired pursuant to the Offer as "minority" Pulse Shares and vote them, or consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in such transaction is at least equal in value to and of the same form as the consideration paid under the Offer and the business combination or going private transaction is completed within 120 days after the expiry of the Offer, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror has provided such disclosure. The Offeror currently intends that the consideration offered under any Second Stage Transaction proposed by it would be identical to the consideration paid under the Offer and that any Second Stage Transaction would be completed within 120 days of the Expiry Time. If at least $66^{2/3}$% of the outstanding Pulse Shares are deposited to the Offer and the Offeror takes up and pays for such Pulse Shares, the Offeror therefore expects to own sufficient Pulse Shares to effect unilaterally a Second Stage Transaction.

In addition, under OSC Rule 61-501, if, following the Offer, Quantum and its affiliates are the registered holders of 90% or more of the Pulse Shares at the time the Second Stage Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantial equivalent right is made available to the minority shareholders.

See "Canadian Federal Income Tax Considerations" in this Circular for a discussion of the tax consequences to Shareholders in the event of a Second Stage Transaction.

The details of any such Second Stage Transaction, including the timing of its implementation and the consideration to be received by the minority Shareholders, would necessarily be subject to a number of considerations, including the number of Pulse Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be proposed or, if proposed, effected. Shareholders should consult their own legal advisors for a determination of their legal rights with respect to a Second Stage Transaction if and when proposed.

Other Alternatives

If Quantum proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, Quantum will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Pulse Shares in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, all with the intent of completing the Amalgamation. Subject to applicable laws, any additional purchase of Pulse Shares could be at a price greater than, equal to or less than the price to be paid for the Pulse Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any Second Stage Transaction which may be proposed or effected subsequent to expiry of the Offer. Prior to the adoption of OSC Rule 61-501 (or its predecessor, OSC Policy 9.1) and AMF Regulation Q-27, Canadian courts had in a few instances granted preliminary injunctions to prohibit transactions involving business combinations or going private transactions. The current trend both in legislation and in Canadian jurisprudence is toward permitting business combinations and going private transactions to proceed subject to compliance with procedures designed to ensure procedural and substantive fairness to minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

7. OWNERSHIP OF SECURITIES OF PULSE

None of the Offeror, nor any director or senior officer of the Offeror, or to the knowledge of the directors or senior officers of the Offeror, after reasonable inquiry (i) any associate of any directors or senior officers of the Offeror, or (ii) any person holding more than 10% of any class of equity securities of the Offeror, or (iii) any person acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of any class of Pulse as of the date, except for Jim Durward, the President, Secretary/Treasurer and a director of Quantum, who owns 500 Pulse Shares.

8. TRADING IN PULSE SECURITIES

No securities of Pulse have been traded during the six month period preceding the date of the Offer by the Offeror, by directors or officers of the Offeror or, to the knowledge of the directors and officers of the Offeror, after reasonable inquiry, by any associate or affiliate of the Offeror or by associates of the directors or senior officers of the Offeror or by any person or company who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror except that Jim Durward, the President, Secretary/Treasurer and a director of Quantum, acquired 500 Pulse Shares on April 16, 2007 at a price of $2.39 per Pulse Share.

9. COMMITMENTS TO ACQUIRE SECURITIES OF PULSE

Other than pursuant to the Offer, there are no contracts, arrangements or agreements, formal or informal, made or proposed to be made by the Offeror or the directors and officers of the Offeror or, to the knowledge of the Offeror after reasonable inquiry, by any associate of a director or officer of the Offeror, or by any associate or affiliate of the Offeror or by any person or company holding more than 10% of any class of securities of the Offeror or by any person acting jointly or in concert with the Offeror, with respect to the acquisition of Pulse Shares.

10. ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS BETWEEN THE OFFEROR AND THE DIRECTORS AND SENIOR OFFICERS OF PULSE

There are no contracts, arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Pulse and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any security holder of Pulse with respect to the Offer or between the Offeror and any person or company with respect to any securities of Pulse in relation to the Offer.

11. EFFECT OF THE OFFER ON MARKETS FOR THE PULSE SHARES AND STOCK EXCHANGE LISTINGS

The purchase of Pulse Shares by the Offeror pursuant to the Offer will reduce the number of Pulse Shares that might otherwise trade publicly, as well as the number of holders of Pulse Shares, and, depending on the number of Pulse Shares deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Pulse Shares.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to cessation of trading and delisting of the Pulse Shares on such exchange. Among such criteria are the minimum number of holders of Pulse Shares, the minimum number of Pulse Shares publicly held and the aggregate market value of the Pulse Shares publicly held. Depending on the number of Pulse Shares purchased pursuant to the Offer, it is possible that the Pulse Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Pulse Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the remaining Pulse Shares. It is the intention of the Offeror to cause Pulse to apply to delist the Pulse Shares from the TSX as soon as practicable after completion of the Offer, any compulsory acquisition or any subsequent Second Stage Transaction. Moreover, in the event the Pulse Shares are delisted, such shares would constitute "taxable Canadian property" to non-resident holders of Pulse Shares. As a result, subject to relief under an applicable tax treaty, a non-resident holder of Pulse Shares would, among other things, be subject to Canadian taxation in respect of any disposition or deemed disposition of such shares.

After the purchase of the Pulse Shares under the Offer and any compulsory acquisition or Second Stage Transaction, Pulse may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for Pulse to request the elimination of the public reporting requirements in any province or jurisdiction where a small number of Shareholders reside. If permitted by law, subsequent to the completion of the Offer and any compulsory acquisition or Second Stage Transaction, the Offeror intends to cause Pulse to cease to be a reporting issuer under the securities laws of each province of Canada and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations.

12. OTHER MATERIAL INFORMATION CONCERNING PULSE

The following information concerning Pulse is required to be provided by the Offeror in this Offer and Circular.

Corporate Information

Pulse is a Calgary-based company specializing in information management, with current focus on the energy sector. Pulse's primary business is the acquisition, marketing and licensing of non-exclusive seismic data to the Western Canadian energy sector, which it conducts through its general partnership, Pulse Seismic. Through its subsidiaries Terrapoint Canada Inc. and Terrapoint USA Inc., Pulse also provides services and technology solutions in the field of airborne and ground based digital terrain mapping and digital imaging to diverse markets.

Pulse's principal office is located at 2400, 639 – 5th Avenue SW, Calgary, Alberta, T2P 0M9. The registered office of Pulse is located at Suite 1400, 700 – 2nd Street SW, Calgary, Alberta, T2P 4V5.

Prior Distributions

Based on publicly available information, no distributions of Pulse Shares were effected during the twelve months preceding the date of the Offer (other than any distribution of Pulse Shares pursuant to Pulse's stock option plan or its dividend reinvestment plan).

Prior Purchases of Securities

Other than as set forth below, based on publicly available information, the Offeror believes that Pulse has not purchased or sold any of its securities during the 12 months preceding the date of the Offer. Pulse commenced a normal course issuer bid ("NCIB") on November 21, 2006 to purchase up to a maximum of 2,394,121 Pulse Shares through the facilities of the TSX. Based on publicly available information, to date, it appears that 18,600 Pulse Shares have been purchased by Pulse under the NCIB.

Information and Reporting Requirements

Pulse is a reporting issuer or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and files its continuous disclosure documents and other documents with the Canadian provincial securities regulatory authorities. Such documents are available through the website maintained by CDS at www.sedar.com .

Pursuant to the provisions of the securities laws of the provinces of Canada, the directors of Pulse must send a directors' circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Pulse subsequent to the date of the most recent published financial statements of Pulse.

Share Capital

Based on publicly available information, Pulse's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. Based on publicly available information, on March 31, 2007 there were 47,935,342 Pulse Shares issued and outstanding as fully paid and non-assessable common shares. As of March 31, 2007, there were outstanding Pulse Options issued under the Pulse stock option plan providing for the issuance of an aggregate of 2,966,920 Pulse Shares upon exercise thereof.

Dividends

The following table discloses the amount of cash dividends declared per common share for each of the three most recently completed financial years:

Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006
$0.05(1)	$0.075(2)	$0.15(3)

Notes:

(1) represents four quarterly dividends of $0.0125 per common share paid in 2004.

(2) represents two quarterly dividends of $0.0125 per common share and two quarterly dividends of $0.025 paid in 2005.

(3) represents four quarterly dividends of $0.0375 per common share paid in 2006.

Price Ranges and Trading Volumes of Pulse Shares

The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Pulse Shares on the TSX for the periods indicated:

Period	High $	Low $	Volume
2007			
January	$2.65	$2.11	1,407,179
February	$2.65	$2.18	1,433,427
March	$2.50	$2.04	1,469,954
April	$2.40	$2.20	1,193,159
May	$2.70	$2.35	1,260,380
June (1 - 18)	$2.85	$2.50	364,275
2006			
January	$2.57	$2.25	1,392,668
February	$3.10	$2.40	2,245,537
March	$3.22	$2.73	4,218,197
April	$3.17	$2.71	2,804,878
May	$3.39	$2.83	3,715,187
June	$3.08	$2.62	745,535
July	$2.93	$2.68	395,316
August	$3.03	$2.35	1,580,566
September	$2.75	$2.50	1,769,056
October	$3.00	$2.50	1,284,389
November	$2.88	$2.12	1,990,320
December	$2.71	$2.30	853,978
Quarterly 2006			
January – March	$3.22	$2.25	7,856,402
April – June	$3.39	$2.62	7,265,600
July – September	$3.03	$2.35	3,744,938
October – December	$3.00	$2.12	4,128,687
Quarterly 2005			
January – March	$2.10	$1.67	9,120,040
April – June	$2.20	$1.86	8,853,366
July – September	$2.60	$1.97	5,222,308
October – December	$2.43	$2.07	4,777,700

On June 18, 2007, the last trading day prior to the commencement of the Offer, the closing price of the Pulse Shares on the TSX was $2.77. The Offer represents a premium of approximately 10% over the closing price of Pulse Shares on the TSX on the last trading day immediately preceding the commencement of the Offer. The simple average closing price of the Pulse Shares for the thirty trading days preceding the announcement was $2.59.

Based on the above, the Offer represents a premium of approximately 18% over such average closing price for the Pulse Shares.

Material Changes

The Offeror is not aware of any information that indicates that any material change has occurred in the affairs of Pulse since the date of the last published interim or annual financial statements of Pulse, other than as disclosed herein and other than has been publicly disclosed by Pulse. The Offeror has no knowledge of any other matters that have not previously been generally disclosed and would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

13. REGULATORY MATTERS

The Offeror's obligation to take up and pay for Pulse Shares tendered under the Offer is conditional upon all requisite governmental or regulatory consents, approvals or decisions (including, without limitation, those of any Securities Authorities) that are necessary in connection with the Offer having been obtained on terms satisfactory to the Offeror, acting reasonably, and all waiting periods imposed by applicable laws having expired or having been terminated.

The Offer is not subject to pre-closing review and approval under the Investment Canada Act. The purchase of Pulse Shares pursuant to the Offer is not subject to any mandatory pre-merger or similar notification in Canada under the Competition Act or in the United States under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

At present, Pulse is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. Quantum is not a reporting issuer in any jurisdiction.

The distribution of the Debentures under the Offer is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements that generally apply to the distribution and trading of securities under applicable Canadian securities laws and, in provinces where such statutory exemptions are not available, the Offeror intends to apply for exemptive relief from such requirements. While resale of Debentures issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, holders of Debentures in such provinces and territories generally may be able to rely on statutory exemptions from such restrictions. If the Amalgamation occurs, the Offeror plans to, as soon as practically possible, make application to cause the Debentures to be listed for trading on a recognized stock exchange in order to provide liquidity for the Debentureholders.

Debentures issuable pursuant to the Offer will not be registered for sale under the laws of any foreign jurisdiction, including the United States. Quantum will make the Offer, and will issue the Debentures pursuant to the Offer, only to those Shareholders resident in the United States to whom the Offer can be made in reliance on the exemption from the registration requirements under the U.S. Securities Act provided by Rule 802 promulgated thereunder.

Debentures to be issued pursuant to the Offer will be unregistered restricted securities within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, Shareholders exchanging unrestricted Pulse Shares for Debentures in connection with the Offer will receive Debentures that are freely tradeable under United States federal securities laws, except for such shares held by persons who are deemed to be "affiliates" (as such term is defined in Rule 144(a)(1) of the U.S. Securities Act) of Pulse or Quantum. Debentures held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2) or (3) promulgated under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, including pursuant to exemptions from registration available under Regulation S promulgated under the U.S. Securities Act. Rule 144(a)(1) defines affiliates as a "person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

Residents of the United States should contact their lawyer or other professional advisor to ensure that they comply with those restrictions. Residents of the United States should also carefully read and consider the Preliminary Notes to the Offer and Circular, "Notice to United States Holders of Pulse Shares". Neither the SEC nor any state securities authority have approved or disapproved the securities to be issued pursuant to this Offer or have determined if this Offer and accompanying Circular are truthful and complete.

14. CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Introduction

In the opinion of Bennett Jones LLP, Canadian income tax counsel to the Offeror, the following summary fairly describes the principal Canadian federal income tax consequences generally applicable to a Shareholder who disposes of Pulse Shares pursuant to the Offer or pursuant to the transactions described in Section 6 of the Circular "Acquisition of Pulse Shares Not Deposited". This summary is based upon the current provisions of the Tax Act and the regulations thereunder, counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency ("CRA") and the proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted as proposed but does not take into account or anticipate any other changes in law whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is generally applicable to a Shareholder who, for purposes of the Tax Act, holds the Pulse Shares as capital property, and who deals at arm's length with the Offeror at all times up to and including the completion of the Offer.

Pulse Shares will generally constitute capital property to a Shareholder unless the Shareholder is a trader or dealer in respect of the Pulse Shares, has acquired the Pulse Shares in a transaction or transactions considered to be an adventure in the nature of trade or is a financial institution subject to the "mark-to-market" rules within the meaning of the Tax Act. This summary is therefore not applicable to such Shareholders.

Certain Shareholders resident in Canada for the purposes of the Tax Act whose Pulse Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have them treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Pulse Shares having regard to their own particular circumstances.

Shareholders Resident in Canada

This portion of the summary is applicable only to Shareholders who, for purposes of the Tax Act and any applicable tax treaty or convention, and at all relevant times, are resident in Canada.

The Offer

A Shareholder who accepts the Offer will generally recognize a capital gain (or capital loss) equal to the amount by which the fair market value of the Debentures received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Pulse Shares exchanged and any reasonable costs associated with the disposition, and will acquire the Debentures in exchange for Pulse Shares at an adjusted cost base equal to the fair market value of the Debentures.

Generally, a Shareholder will be required to include one-half of the amount of any capital gain, (a "taxable capital gain") in income and will be required to apply one-half of the amount of any capital loss (an "allowable capital loss") to reduce capital gains realized by the Shareholder, in either case, in the year of disposition. Any allowable capital losses in excess of such taxable capital gains may be applied to reduce capital gains in the three immediately preceding and all subsequent taxation years to the extent and under the circumstances described in the Tax Act. In the case of a Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Pulse Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of $6^{2/3}\%$ determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains and interest.

The capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and the minimum tax.

Acquisition of Pulse Shares Not Deposited

As outlined in Section 6 of the Circular, "Acquisition of Pulse Shares Not Deposited", the Offeror may, in certain circumstances, acquire Pulse Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Shareholder whose Pulse Shares are so acquired by the Offeror solely in consideration for Debentures will generally be subject to the same tax treatment as described above with respect to a disposition of Pulse Shares under the Offer. Where a Shareholder's Pulse Shares are disposed of pursuant to the exercise of dissent rights, it is possible that a dissenting Shareholder may be subject to tax on any interest or dividends paid or deemed to be paid as a result of the exercise of dissent rights.

Second Stage Transaction

If the Offeror is unable to complete a compulsory acquisition, the Offeror may propose a Second Stage Transaction as outlined in Section 6 of the Circular, "Acquisition of Pulse Shares Not Deposited". The tax consequences of such a transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, that described herein for Shareholders who dispose of their Pulse Shares pursuant to the Offer. To the extent that any Second Stage Transaction is proposed by the Offeror, Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Pulse Shares acquired pursuant to such a transaction.

Taxation of Holders of Debentures Resident in Canada

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to it, or is deemed to accrue to it, to the end of the particular taxation year or that has become receivable or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, such holder may be required to include in computing income for a taxation year any interest that accrues to the holder on the Debentures to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

On any disposition or deemed disposition of a Debenture upon repayment at maturity or otherwise, the holder of a Debenture will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base of the Debenture and any reasonable costs of the disposition. Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition (and any amount paid to the holder that is deemed to be interest) will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

One-half of any capital gain realized by the holder will be included in the holder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Debenture must be deducted against taxable capital gains realized by the holder in the year of disposition, or any allowable capital losses in excess of such taxable capital gains may be deducted against taxable capital gains in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Shareholders Not Resident in Canada

In addition to the comments set out above, the following applies to Shareholders who, for purposes of the Tax Act and any applicable tax treaty or convention, are neither resident nor deemed to be resident in Canada (a "Non-Resident Shareholder"). This summary is not applicable to Non-Resident Shareholders who are non-resident insurers carrying on an insurance business in Canada or elsewhere. Any such Non-Resident Shareholders should consult their own tax advisors with respect to the disposition of Pulse Shares for Debentures.

Non-Resident Shareholders Accepting the Offer

Non-Resident Shareholders whose Pulse Shares do not constitute "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian income tax upon the disposition of their Pulse Shares under the Offer provided that the Non-Resident Shareholder does not use and is not deemed to hold or use the Pulse Shares in the course of carrying on business in Canada. Generally, Pulse Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time, provided that at that time:

1. the Pulse Shares are listed on a prescribed stock exchange (which includes the TSX) and were not acquired in a tax-deferred transaction pursuant to which Pulse Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Shareholder; and
2. the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, did not, at any time during the sixty (60) month period immediately preceding that time, own 25% or more of the shares of any class or series of shares of Pulse.

If Pulse Shares are or are deemed to be taxable Canadian property of a Non-Resident Shareholder, the income tax consequences of a disposition of such Pulse Shares by the Non-Resident Shareholder will generally be the same as those described above under the heading "Shareholders Resident in Canada", subject to the terms of any applicable tax treaty or convention. Non-Resident Shareholders, whose Pulse Shares are or may be taxable Canadian property, are urged to consult with their own tax advisors with respect to the Canadian federal income tax consequences to them of disposing of Pulse Shares.

Acquisition of Pulse Shares Not Deposited

The Offeror may acquire Pulse Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such acquisition. If the Offeror is unable to use a compulsory acquisition, the Offer may propose a Second Stage Transaction as outlined in Section 6 of the Circular, "Acquisition of Pulse Shares Not Deposited". The tax consequences to a Non-Resident Shareholder disposing of Pulse Shares under a compulsory acquisition or pursuant to the exercise of dissent rights in connection thereof will generally be as described above. Where the Pulse Shares are acquired pursuant to the exercise of a dissent right, it is possible that the Non-Resident Shareholder will be awarded interest by a court. Interest paid, or deemed to be paid or otherwise credited to a Non-Resident Shareholder or a partnership that is not a "Canadian partnership" for purposes of the Tax Act as a result of such award, or dividends deemed to be paid to such a Non-Resident Shareholder as a result of the exercise of dissent rights, may be subject to non-resident withholding tax under the Tax Act at a rate of 25%, although such rate may be reduced under the provisions of an applicable tax treaty or convention.

The tax consequences of a Second Stage Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein and until the exact nature of the Second Stage Transaction is determined, the Offeror cannot reasonably foresee the tax consequences arising therefrom. To the extent that any Second Stage Transaction is proposed by the Offeror, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Pulse Shares acquired pursuant to such a transaction.

Taxation of Holders of Debentures not Resident in Canada

Based on our current understanding of what the terms of the Debentures will be, a holder of a Debenture who is not resident or deemed to be resident in Canada and who deals at arm's length with the Offeror and Amalco at all relevant times for the purposes of the Tax Act will not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by Quantum or Amalco as, on account of or in lieu of payment of, or satisfaction of interest or principal on the Debentures.

A disposition or deemed disposition of a Debenture will not give rise to any capital gains subject to tax under the Tax Act to a holder who is not resident or deemed to be resident in Canada, provided that:

(i) the holder does not hold or use and is not deemed to hold or use the Debenture in the course of carrying on business in Canada;

(ii) the Debenture is not a "designated insurance property" for the holder for purposes of the Tax Act; and

(iii) the Debenture does not otherwise constitute "taxable Canadian property" to the holder within the meaning of the Tax Act.

Eligibility for Investment

As of the date hereof, the Debentures are not qualified investments for the purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Tax Act. In the event that the Amalgamation is completed and the Debentures are listed for trading on a stock exchange, it is expected that the Debentures will be qualified investments for the purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except ones to which Amalco, a corporate predecessor to Amalco, or a corporation that does not deal at arm's length with Amalco, within the meaning of the Tax Act, has made a contribution) and registered education savings plans within the meaning of the Tax Act ("Exempt Plans") provided that Amalco remains a public corporation within the meaning of the Tax Act. If Amalco should cease to be a public corporation within the meaning of the Tax Act, the Debentures will cease to be qualified investments for Exempt Plans.

15. ACCEPTANCE OF THE OFFER

The Offeror has no knowledge regarding whether any Shareholders will accept the Offer.

16. LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by TingleMerrett LLP, Canadian corporate counsel to the Offeror, and by Bennett Jones LLP, Canadian tax counsel to the Offeror. As of the date of the Offer, the partners and associates of TingleMerrett LLP own no Pulse Shares and the partners and associates of Bennett Jones LLP own less than 1% of the issued and outstanding Pulse Shares.

17. DEPOSITORY AND INFORMATION AGENT

Valiant Trust Company is acting as the Depository under the Offer. In such capacity, the Depository will receive deposits of certificates representing Pulse Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depository will also receive Notices of Guaranteed Delivery at its offices as specified in the Notice of Guaranteed Delivery. The Depository will also be responsible for giving notices, if required, and for making payment for all Pulse Shares purchased by the Offeror under the Offer. The Depository will receive reasonable and customary compensation from the Offeror for their services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depository for certain liabilities, including liabilities under securities laws, and expenses of the Offer.

The Offeror has retained Kingsdale Shareholder Services Inc. to act as the Information Agent. The Information Agent may contact holders of Pulse Shares by mail, telephone and in person and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners.

The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain out of pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, in connection therewith.

Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Pulse Shares pursuant to the Offer. No fee or commission will be payable by Shareholders who transmit their Pulse Shares directly with the Depository.

Shareholders should contact the Depository or the Information Agent for assistance in accepting the Offer and in depositing Pulse Shares with the Depository.

18. STATUTORY RIGHTS

Securities legislation in certain provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

19. DIRECTORS' APPROVAL

The contents of the Offer and this Circular have been approved and the sending thereof to the Shareholders has been authorized by the Board of Directors of the Offeror.

AUDITORS' CONSENT

TO: THE BOARD OF DIRECTORS OF QUANTUM YIELD INC.

We have read the Offer and Circular (the "Circular") of Quantum Yield Inc. (the "Offeror") dated June 19, 2007 relating to the offer by the Offeror to purchase all of the outstanding shares of Pulse Data Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of the Offeror on the balance sheet of the Offeror as at April 30, 2007 and the statement of cash flows for the one month period then ended. Our report is dated May 17, 2007.

We also consent to the use in the above-mentioned Circular of our compilation report to the directors of the Offeror on the unaudited pro forma consolidated balance sheet as at April 30, 2007 and the unaudited pro forma consolidated statement of operations for the twelve month period ended April 30, 2007. Our report is dated June 19, 2007.

Calgary, Canada
June 19, 2007

(signed) Buchanan Barry LLP
Chartered Accountants

CONSENT OF COUNSEL

TO: THE BOARD OF DIRECTORS OF QUANTUM YIELD INC.

We hereby consent to the reference to our opinions contained in the Offer and Circular made by Quantum Yield Inc. to the holders of Pulse Shares.

(Signed) Bennett Jones LLP

Calgary, Alberta

June 19, 2007

APPROVAL AND CERTIFICATE

Dated: June 19, 2007

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the security holders of Pulse Data Inc. has been authorized by the board of directors of Quantum Yield Inc.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Pulse Shares which are the subject of the Offer.

QUANTUM YIELD INC.

(signed) Jim Durward
President and Secretary/Treasurer

On behalf of the Board of Directors

(signed) James Hanley
Director

SCHEDULE A – FURTHER INFORMATION CONCERNING QUANTUM

Unless otherwise defined, capitalized terms in this schedule have the same meaning as set out in the Offer and Circular.

1. CORPORATE STRUCTURE

Quantum was incorporated by articles of incorporation under the *Business Corporations Act* (Alberta) on April 2, 2007 as 1312181 Alberta Ltd. On April 18, 2007, Quantum amended it articles by changing its name to "Quantum Yield Inc." and by making certain amendments to its authorized share structure.

Quantum's registered and records office is at 1250, 639 - 5th Avenue SW, Calgary, Alberta, T2P 0M9. Its head office is Suite 200, 1414 – 8th Street SW, Calgary, Alberta, T2R 1J6. Quantum does not have any subsidiaries.

2. GENERAL DEVELOPMENT OF BUSINESS

Quantum was incorporated for the purpose of making this Offer for all of the Pulse Shares. It has not conducted any material business operations other than entering into the technology license agreement with Unitech Energy Resources Inc. ("Unitech") described immediately below.

Technology License

On May 16, 2007, Quantum entered into a license agreement (the "License") with Unitech pursuant to which Unitech licensed its developed proprietary software and database management system called "LeadScan" to Quantum for a period of ten years in consideration for a licensing fee of $500,000 per year with the first payment being due on December 31, 2007. The LeadScan system incorporates a digital well log database with a pattern recognition system allowing for searches of well log features that it expected to provide synergies with Pulse's business operations. The essential terms of the License are as follows:

(a) Quantum obtains the right to use the LeadScan system and any updates and improvements for its own internal use to identify geographic areas over which to conduct seismic programs (the "Seismic Purpose") within Canada;

(b) Quantum shall have no right to assign, sell or sublicense any rights under the License;

(c) Unitech shall be entitled to use the LeadScan system and all improvements and data for its own internal uses or license the LeadScan system and all improvements and data to a third party for any purpose other than the Seismic Purpose;

(d) Unitech shall be the owner of all right, title and interest in and to any improvements, data and the intellectual property and Quantum has agreed to assign, transfer and set over to Unitech, without further compensation, all of Quantum's rights, title and interest in and to any and all improvements, data and the intellectual property that Licensee has conceived, made, suggested, developed or discovered; and

(e) In the event of a material breach or default by a party under the License, without prejudice to any other rights the non-defaulting party may have, the non-defaulting party, may by notice in writing to the other terminate this License, and upon such notice (i) Unitech's obligations under the License, if any, shall immediately terminate and the License will automatically terminate; and (ii) the full amount of the licensing fees for the terms of the License (being $5,000,000), less any payments that have been received by Unitech from Quantum prior to the date of termination, will become due and payable in full and Quantum shall pay, within ten (10) days thereof, an amount equal to $5,000,000 less any payments that have been received by Unitech from Quantum prior to the date of termination.

Consulting Agreement

Quantum has entered into a consulting agreement dated May 24, 2007 (the "Consulting Agreement") with Data Source Inc. ("DSI"), a seismic data consulting company. The Consulting Agreement provides that DSI will perform a detailed analysis of Pulse's operations and make recommendations on ways to maximize operational efficiency within Amalco. These services will be performed by DSI's President, Ron Chiovetti. The recommendations are to include suggested personnel levels and reporting structure, data marketing proposals, online delivery system applications and seismic participation program structures. In consideration for these services, DSI will receive $100,000. DSI will also be in charge of implementing the recommendations within six months of the Amalgamation and Amalco will pay the reasonable costs of such implementation.

Mr. Chiovetti has spent the past 10 years in the seismic sector of the oil and gas industry in Calgary. In 1997, as the Vice President of Olympic Seismic, Mr. Chiovetti developed a Canadian presence for the Houston based Seitel Inc. As the Vice President of Sales and Marketing and Chief Operating Officer for ReQuest Seismic Surveys Ltd. ("ReQuest") from 1999 to 2001, Mr. Chiovetti implemented the strategic changes necessary in staff and marketing for the growth and development of this public company. Mr. Chiovetti was responsible for the negotiation and purchase of the Chevron Canada and Shell Canada databases encompassing over 200,000 kilometres of 2D seismic data providing ReQuest with one of the largest free-trading databases in Canada. After Pulse's reverse takeover of ReQuest Income Trust, Mr. Chiovetti remained as Executive Vice President and Chief Operating Officer of Pulse until March, 2003.

Trends

The trends, events and uncertainties reasonably expected to have a material effect on Quantum's business and operations are effectively the same trends, events and uncertainties reasonably expected to have a material effect on Pulse's business and operations and are as follows:

Seismic Industry Overview

The use of seismic data by oil and gas companies in exploration and development activities and reserve management greatly enhances their chances for success. As a result, seismic data is vital information in the oil and natural gas exploration and development business. Seismic data is obtained by laying cable connected sensors called geophones along the surface of the ground. The cable is connected to a computer capable of recording data received. Once the cable and geophones are in place, an explosion is detonated. The explosion sends acoustic energy through the ground and into the subsurface in the form of a seismic wave. The seismic wave is reflected back to the geophones where it is converted to electrical energy and transferred along the cable to the computer and digitally recorded on tape, different physical properties in the subsurface cause changes in the velocity and travel paths of the energy wave. This information is processed using sophisticated computer software to produce a seismic image that can then be used by geophysicists to assist in evaluating the oil and gas bearing potential of various geological zones. The use of a single cable produces a 2D image. The 3D seismic imaging process involves the use of parallel cables set over a defined area. Again, an explosion is used to send acoustic energy waves into the subsurface. In the case of 3D seismic, the data, once processed, produces a three dimensional seismic image that provides detailed information for oil and natural gas exploration and development activities and reservoir management. 3D seismic provides a more detailed image of potential reserves than 2D seismic and is therefore useful in the development of reserves. 2D seismic is more cost-effective and regionally oriented than 3D seismic and is therefore useful for exploration purposes. 2D seismic also has a wider appeal to a broader range of oil and natural gas companies. Recently, however, 3D seismic has been gaining acceptance as an exploration tool. Oil and natural gas are commodities affected by global and regional events of an economic, political and environmental nature. Such events necessarily impact the price of the commodity in that either security of supply or demand for the product is affected to varying degrees. The outlook for prices, in turn, has a major influence on levels of competition and capital investment in the oil and natural gas exploration and production business and has spin-off effects on related businesses including the business of Pulse. Overall capital investment in oil and gas exploration and drilling projects in 2006 was similar to 2005 and higher than 2004 and 2003. Pulse believes that overall capital investment by the oil and gas industry will be reduced in 2007 by 10-20% compared to 2006.

Seismic Industry Competitive Conditions

The Western Canadian geophysical services industry is fragmented and is comprised of a full spectrum of service providers from large multi-national full service companies to single proprietorship owners of seismic data. Unlike full-service companies, which own and operate equipment and field crews for the purposes of seismic data acquisition and seismic data processing, Pulse's focus remains on the procurement of seismic data by purchasing existing data and developing new participation surveys through the use of contracted equipment and crews as well as the marketing and management of its seismic data inventory. The Western Canadian geophysical services industry is highly competitive. Pulse competes with other companies that acquire, market and license seismic data, that maintain their own seismic data libraries, and that compete against Pulse in licensing seismic data to its customers.

Seismic Industry Cycles and Seasonality

The demand for seismic data and services depends primarily upon the level of exploration and development activity by oil and natural companies in Western Canada. These activity levels are directly affected by fluctuations in world energy prices, supply and demand for oil and natural gas, and to a lesser extent government regulation, including regulation of environmental matters. Seismic surveys are usually completed in the winter season when frozen ground conditions permit the movement and operation of heavy equipment in the northern areas of Alberta and British Columbia.

Seismic Industry Environmental Protection

Seismic survey operations are subject to Canadian federal and provincial laws and regulations relating to the protection of the environment. Pulse and its contractors are required to invest financial and managerial resources to comply with such laws and related permit requirements in their seismic survey operations. The financial and operational effects of environmental protection requirements on the capital expenditures, earnings and competitive position of Pulse for its most recently completed financial year were not material to Pulse. Although environmental protection requirements are expected to continue to grow in future years, it is not expected at this time that the financial and operational effects of environmental protection requirements on the capital expenditures, earnings and competitive position of Pulse will be material in future years.

3. SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The summary of financial data presented below is derived from and should be read in conjunction with Quantum's audited financial statements for the one month ended April 30, 2007, the related notes to those statements and the report of the auditor on the statements.

	As at and for the one month ended April 30, 2007 (audited)
Total revenues	Nil
Net Income (Loss)	Nil
Per share (basic)	Nil
Per share (diluted)	Nil
Total assets	$141,135
Total long term liabilities	Nil
Cash dividends declared	Nil

Management Discussion and Analysis

This management's discussion and analysis is dated May 17, 2007. The information set forth below is derived from, and should be read in conjunction with Quantum's audited financial statements for the one month ended April 30, 2007, the related notes to those statements and the report of the auditor on the statements attached as Schedule C to this Circular. The audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies are outlined in Note 2 to the audited financial statements.

Overall Performance

Quantum was only recently incorporated and has not conducted any material business operations other than entering into the License Agreement with Unitech Energy Resources Inc.

Results of Operations

No material operations were conducted during the period.

Liquidity and Capital Resources

Quantum has negative working capital of $13,335. Quantum was formed for the purpose of acquiring the outstanding shares of a target company by way of an offer to purchase. It is the intention of Quantum to utilize debt financing to fund its operational costs until such time that the target company is acquired and sufficient revenues are gained from the acquired company.

Off-Balance Sheet Arrangements

Quantum does not have any off-balance sheet arrangements.

Transactions with Related Parties

Included in accounts payable and accrued liabilities is $47,700 due to a shareholder and director of Quantum for expenses paid on Quantum's behalf.

Proposed Transactions

Other than the Offer, Quantum does not have any proposed asset or business acquisition or disposition contemplated. The expected effects of the Offer on the financial condition, results of operation and cash flows of Quantum are set forth in detail in the Offer and Circular and the pro forma financial information presented therein.

Subsequent Events

On May 16, 2007, Quantum entered into the Depository Agreement with the Depository with respect to services to be provided in connection with the Offer. An $8,000 retainer was payable at the time of execution of the agreement. A success fee of $7,000 will become payable upon completion of the Offer.

On May 16, 2007, Quantum entered into the License Agreement with Unitech Energy Resources Inc. Pursuant to the terms of the License, Quantum has acquired the use of a proprietary software and database management system called "LeadScan". As consideration, Quantum has agreed to pay a licensing fee in the amount of $5,000,000 to be paid in equal annual instalments of $500,000 on December 31st of each year commencing on December 31, 2007. The License expires on December 31, 2017.

On May 16, 2007, Quantum also was advanced, by way of a promissory note, $200,000 from Unitech Energy Resources Inc. The promissory note bears interest at 10% per annum, is unsecured and matures on December 31, 2007.

Critical Accounting Estimates

None.

Changes in Accounting Policies including Initial Adoption

At incorporation, Quantum adopted significant accounting policies pertaining to its cash and cash equivalents, deferred charges and income taxes.

Financial Instruments and Other Instruments

Quantum's financial instruments consist of cash held in trust, accounts payable and accrued liabilities, and amounts due to shareholders. It is management's opinion that Quantum is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

4. DESCRIPTION OF SECURITIES

Quantum is authorized to issue an unlimited number of common shares ("Quantum Shares") without par value and an unlimited number of preferred shares issuable in series. As at the date of this Circular, 14,920,000 Quantum Shares are issued and outstanding as fully paid and non-assessable. No preferred shares are issued and outstanding.

Quantum Shares

The holders of Quantum Shares are entitled to dividends as and when declared by the board of directors of Quantum, to one vote per share at meetings of shareholders of Quantum and, upon liquidation, to receive such assets of Quantum as are distributable to the holders of the Quantum Shares.

Preferred Shares

The preferred shares may be issued from time to time in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions which the board of directors of Quantum determines prior to the issue thereof. The preferred shares rank prior to Quantum Shares with respect to the payment of dividends and distribution in the event of liquidation, dissolution or winding-up of Quantum.

Debentures

The Debentures will be issued pursuant to the terms of the Trust Indenture with the following terms and conditions: (a) the Debentures shall mature on December 31, 2017; (b) the Debentures may be retracted by Quantum, in whole or in part, at any time after the date of issue and prior to the maturity date; (c) simple interest is payable on the principal amount of the Debentures at the rate of 10% per annum; (d) the Debentures shall be secured by a charge on Amalco's property and assets pursuant to the terms of the Trust Indenture, such security to be subordinated only to senior indebtedness; and (e) the Debentures will be in such form and contain such other terms as shall be approved by Quantum, the Depository and their respective counsel, acting reasonably.

Interest on the Debentures will be paid quarterly in cash or accrued if Free Cash Flow is insufficient. If interest is accrued, Free Cash Flow must be applied to the accrued amount before any seismic participation program expenditures are paid.

Based on the number of Pulse Shares outstanding on March 31, 2007, if all Pulse Shares are tendered to the Offer, there would be approximately $146,154,000 of Debentures outstanding and $14,615,400 in interest payable per year assuming the Offeror takes up and pays for all such tendered Pulse Shares under the Offer. If all Pulse Options are exercised to acquire Pulse Shares and such Pulse Shares are tendered to the Offer, there would be approximately an additional $9,243,290 of Debentures outstanding and an additional $924,330 in interest payable per year assuming the Offeror takes up and pays for all such tendered Pulse Shares under the Offer.

5. CAPITALIZATION

The following table sets out Quantum's capitalization as at the dates indicated.

Authorized	As at April 30, 2007 (audited)	Pro Forma as at April 30, 2007 (unaudited)
Common Shares – unlimited	14,920,000	14,920,000
Preferred Shares – unlimited	Nil	Nil
Long term liabilities	Nil	$228,181,487

6. OPTIONS TO PURCHASE SECURITIES

Quantum does not have a stock option plan or any other form of incentive arrangement and no options to purchase securities of Quantum have been granted.

7. PRIOR SALES OF SECURITIES

The following table summarizes Quantum's sales of its securities since the date of incorporation.

Date	Number of Common Shares	Issue Price per Share	Aggregate Issue	Consideration Received
April 2, 2007	7,450,000	$0.00000268456	$20.00	Cash
April 19, 2007	1,470,000	$0.0000068	$10.00	Cash
April 19, 2007	6,000,000	$0.00001	$60.00	Cash

8. ESCROWED SECURITIES

Quantum does not have any of its securities held in escrow.

9. PRINCIPAL SHAREHOLDERS

The following table sets forth the only persons, corporations or other entities who beneficially own, directly or indirectly, or exercise control or discretion over more than 10% of the voting rights attached to the securities of Quantum.

Name and Municipality of Residence	Type of Ownership	Number of Common Shares	Percentage
Jim Durward Calgary, Alberta	Direct	6,700,000	44.9%

10. DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and municipalities of residence of Quantum's directors and executive officers, positions held by them with Quantum, their principal occupations for the past five years and their shareholdings, if any, in Quantum are as follows:

Name, Residence and Office(s) held	Principal Occupation or Employment for the Last Five Years	Became a Director / Officer	Voting Securities Beneficially Owned	Percentage of Issued and Outstanding Voting Securities
Jim Durward Calgary Alberta, Canada President, Secretary/Treasurer and Director	From November 1999 to June 29, 2006, Mr. Durward was the President and Chief Executive Officer of Unitech Energy Corp. (predecessor to Unitech Energy Resources Inc.) and thereafter to the present has been the Chief Technology Officer of Unitech Energy Resources Inc., an oil and gas exploration company listed on the TSX Venture Exchange	April 2, 2007	6,700,000	44.9%
James Hanley Calgary Alberta, Canada Director	A sole practitioner with Hanley Law Office since May 2001	May 31, 2007	750,000	5.0%

Jim Durward – President, Secretary and Director

Jim Durward, 53 years old, is the current Chief Technology Officer and director of Unitech Energy Resources Inc., an oil and gas exploration company listed on the TSX Venture Exchange. From November 1999 to

June 29, 2006, Mr. Durward was the President and Chief Executive Officer of Unitech Energy Corp. (predecessor to Unitech Energy Resources Inc.) and was responsible for the general management, financing and operations of Unitech Energy Corp., where he conceptualized and developed the well log analysis system know as LeadScan. From September 1996 until the incorporation of Unitech Energy Corp., Mr. Durward was the President and Chief Executive Officer of International Datashare Corporation (then Riley's Datashare International), a company listed on the TSX and specializing in the creation and sale of oil and gas databases and data management software.

Mr. Durward plans to split his time, on an "as-needed" basis, between Unitech and Quantum and will provide his services to both companies on contractor basis. Mr. Durward has over 15 years experience in technology development and public company formation and financing. Mr. Durward has not entered into any non-competition or non-disclosure agreements with Quantum.

James Hanley – Director

James Hanley, 55 years old, is a Barrister and Solicitor practising in Alberta. He was called to the Bar of Ontario and Alberta in 1980 and is a member of the Law Societies of Upper Canada and Alberta. He has practised law in Alberta in the area of civil litigation, focusing primarily on insolvency, construction/builder's lien law, and general commercial litigation. Mr. Hanley practised with Macleod Dixon LLP from 1980 to 1990, becoming a partner in 1986. He left Macleod Dixon LLP in 1990 to join Singleton Urquhart MacDonald, and became a partner in 1992. In 1996 he left to become a sole practitioner, associated with MacDonald McMahon Kingstone & Hanley until that firm disbanded in May 2001. In May 2001, Mr. Hanley founded the Hanley Law Office and, in May 2006, Hanley Law Office became associated with Thackray Burgess, a firm primarily dedicated to corporate oil and gas and litigation. Mr. Hanley has had extensive trial experience in Alberta, Saskatchewan, British Columbia and Ontario. Mr. Hanley was a Director of Airgen Corporation, a former publicly traded corporation. He is also involved in private real estate development in Kelowna, British Columbia.

Mr. Hanley will devote his time to Quantum on an "as-needed" basis. Mr. Hanley has not entered into any non-competition or non-disclosure agreements with Quantum.

Other Reporting Issuer Experience

The following table sets out the directors, officers and Promoter(s) of Quantum that are, or have been within the last five years, directors, officers or Promoters of other issuers that are or were reporting issuers in any Canadian jurisdiction:

Name	Name of Reporting Issuer	Exchange	Position	From	To
Jim Durward	Unitech Energy Resources Inc.	TSX Venture	Chief Technology Officer and Director	June, 2006	Present

Corporate Cease Trade Orders or Bankruptcies

No director, officer, other insider or promoter of Quantum or a shareholder holding a sufficient number of securities of Quantum to materially affect the control of Quantum is, or within 10 years before the date of the Circular has been, a director, officer, other Insider or Promoter of any issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days.

No director, officer, other insider or promoter of Quantum or a shareholder holding a sufficient number of securities of Quantum to materially affect the control of Quantum is, or within 10 years before the date of the Circular has been, a director, officer, other Insider or Promoter of any issuer that, while that person was acting in that capacity, was subject to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

Except as set forth below, none of the directors or officers of Quantum has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Morgan-Taylor International Inc. was a company formed to assist in fund raising efforts for other companies. In a decision document dated February 2, 1989, the British Columbia Securities Commission determined that employees of Morgan-Taylor had violated certain trading requirements under the *Securities Act* (British Columbia). The British Columbia Securities Commission further found that Mr. Durward was a director of Morgan-Taylor during the time of such trading violations and, as a result, ordered that Mr. Durward's trading exemptions under the *Securities Act* (British Columbia) be removed for a period of one year and that he pay an administrative penalty of $1,000.

Mr. Durward was a director of Beringer Acquisitions Ltd. ("Beringer") when, on September 10, 1990, Beringer filed and delivered a take over bid circular in connection with its proposed acquisition of all of the voting securities of Trian Equities Ltd. On September 28, 1990, the British Columbia Securities Commission ordered that the take over bid be ceased traded and Beringer withdrew the bid on October 1, 1990. In a decision document dated May 13, 1993, the British Columbia Securities Commission found that Beringer's take over bid circular did not meet the disclosure requirements of the *Securities Act* (British Columbia). The British Columbia Securities Commission further found that, as a director of Beringer, Mr. Durward was responsible for adhering to such regulatory requirements and, as a result, ordered Mr. Durward's trading exemptions be removed for a period of 30 days and that he pay an administrative penalty of $5,000.

Personal Bankruptcy

No director, officer, other insider or promoter of Quantum or a shareholder holding a sufficient number of securities of Quantum to materially affect the control of Quantum, or a personal holding company of any such persons has, or within 10 years before the date of the Circular, as applicable, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

To the knowledge of Quantum, and other than as disclosed in this Circular, there are no known existing or potential conflicts of interest among Quantum, its directors, officers, Promoters or other members of management as a result of their business interests except that certain of the directors, officers, Promoters and other members of management serve as directors, officers, Promoters and members of management of other reporting issuers. As a result, it is possible that a conflict may arise between their duties as a director, officer, Promoter or member of management of Quantum, and their duties as a director, officer, Promoter or member of management of other issuers.

The directors and officers of Quantum are, or may be, associated with other reporting issuers or other corporations which may give rise to conflicts of interest. Conflicts, if any, will be subject to the procedures and remedies available under the CBCA. The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

11. STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

Executive Compensation is required to be disclosed for each Chief Executive Officer (or individual who served in a similar capacity during the most recently completed financial year), each Chief Financial Officer (or individual who served in a similar capacity during the most recently completed financial year) and each of the three most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeded $150,000 (the "Named Executive Officers"). The following table sets forth information concerning the total compensation paid since incorporation to the Named Executive Officer.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/SARs Granted (#)**	**Restricted Shares or Restrict Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Jim Durward President, Secretary/Treasurer and Director	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Long-Term Incentive Plan Awards Table

Quantum has no long-term incentive plans.

Options/SARs Granted During the Most Recently Completed Financial Year

No stock options or stock appreciation rights have ever been granted to the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between Quantum and any Named Executive Officer. There are no compensatory plans, contracts or arrangements with any Named Executive Officer (including payments to be received from Quantum or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of any Named Executive Officer or from a change of control of Quantum or any subsidiary thereof or any change in such Named Executive Officer's responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

Quantum has not compensated its directors in their capacities as directors of Quantum.

12. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of Quantum's directors or executive officers or associates of any of them, is or has been indebted to Quantum at any time since incorporation and no indebtedness remains outstanding as at the date of this Circular.

13. RISK FACTORS

There are certain risks associated with the securities to be issued in connection with the Offer that investors should carefully consider. The risks and uncertainties below are not the only risks and uncertainties facing Quantum. Additional risks and uncertainties not presently known to Quantum or that Quantum currently considers immaterial may also impair its business and operations. If any of the following risks actually occur, Quantum's operations may be harmed and its financial condition and results of operations may suffer significantly.

The principal risk factors that will materially affect Quantum are the risk factors associated with Pulse's business, which include the following:

Demand for Seismic Data and Services

The demand for seismic data and services depends primarily upon the level of exploration and development activity by oil and natural gas companies in Western Canada. These activity levels are directly affected by fluctuations in world energy prices, supply and demand for oil and natural gas and, to a lesser extent, government regulation including regulation of environmental matters, all of which are beyond the control of Pulse.

Participation Surveys

Although Pulse does what it considers to be a thorough analysis of factors affecting the probability of future sales of its participation seismic surveys and obtains pre-sale commitments for a significant portion of the estimated costs of the participation seismic surveys, there can be no certainty of future demand for these surveys by the oil and natural gas industry.

Competition in the Seismic Industry

The geophysical service industry in which Pulse operates is highly competitive. Pulse competes with other more established companies which have greater financial, marketing and other resources, and certain of which are large international geophysical services companies that offer a wider array of geophysical services to their clients than Pulse. Pulse also competes with other companies that acquire, market and license seismic data, that maintain their own seismic data libraries, and that compete against Pulse in licensing seismic data to their customers.

Availability of Capital for Seismic Customers

Pulse's customers include private oil and natural gas companies that rely on private equity to fund their exploration and development activities, and junior public companies and income trusts that rely on public equity to fund their exploration and development activities. Significant changes in the availability of capital to such customers could have a material adverse effect on their ability to purchase seismic data and services.

Effect of Seasons and Weather on Seismic Survey Programs

Seismic surveys are usually completed in the winter season when frozen ground conditions permit the movement and operation of heavy equipment in the northern areas of Alberta and British Columbia. If an unseasonably late or warm winter delays or prevents sufficient freezing, or if an early spring results in an early thaw, Pulse may not be able to complete its winter seismic survey programs on time and within budget.

Dependence upon Seismic Contractors

Pulse depends upon qualified seismic acquisition contractors to complete its seismic surveys on time and within budget. Pulse endeavours to enter into master service agreements and to establish relationships with its key contractors.

Key Personnel

Pulse depends upon certain key management, operations and marketing personnel for the success of its seismic acquisition, marketing and licensing business. Pulse endeavours to obtain written employment agreements with such personnel containing confidentiality and non-competition provisions where appropriate.

Effect of Laws

Pulse's survey operations are subject to a variety of Canadian federal and provincial laws and regulations, including laws and regulations relating to safety and the protection of the environment. Pulse and its contractors are required to invest financial and managerial resources to comply with such laws and related permit requirements in their operations. Although such expenditures historically have not been material to Pulse, such laws and regulations are subject to change and, accordingly, it is impossible for Pulse to predict the cost or impact of such laws and regulations on its future operations. The adoption or modification of laws and regulations, which could have the effect of curtailing exploration and development by oil and natural gas companies, could also adversely affect Pulse's operations by reducing the demand for seismic surveys.

Demand for LiDAR Data and Services

Terrapoint's principal customers are oil and natural gas exploration and development companies, municipalities and engineering companies in North America. The demand for LiDAR data and services from these customers depends upon their levels of activity and capital budgets.

Competition in the LiDAR Service Industry

The LiDAR service industry in which Terrapoint operates is highly competitive. Terrapoint competes with other established companies, which may have greater financial, marketing and other resources. Terrapoint also competes against other smaller companies, which may be more aggressive in their pricing.

Bidding Process in the LiDAR Service Industry

The LiDAR service industry generally operates on a competitive bidding process. The ability of Terrapoint to generate revenues and earnings depends upon its ability to successfully submit tenders for contracts, and to successfully complete awarded contracts within time and on budget.

Effect of Seasons and Weather on LiDAR Surveys

LiDAR surveys in some sectors of the market are acquired during the spring and fall seasons, when there is little foliage or snow. In addition, airborne LiDAR surveys may be hampered or curtailed during cloudy, snowy or other adverse weather conditions. Delays or inability of Terrapoint to complete LiDAR surveys during the spring or fall or during adverse weather conditions could affect the ability of Terrapoint to complete such surveys on time and within budget.

Dependence upon Contractors

Terrapoint depends upon aviation and other contractors to complete LiDAR surveys on time and within budget.

Key Personnel

Terrapoint depends upon certain key management, operations, data processing and marketing personnel for the success of its LiDAR service business. Terrapoint endeavours to obtain written employment agreements with such personnel containing confidentiality and non-competition provisions where appropriate.

Protection of Intellectual Property Rights

Terrapoint depends upon the ownership and protection of its proprietary equipment and technology. The loss or unenforceability of any intellectual property rights could have a material adverse effect on Terrapoint's business and operations.

Effect of Laws

Terrapoint's LiDAR survey operations are subject to a variety of Canadian federal and provincial and United States federal and state laws and regulations, including laws and regulations relating to safety and the protection of the environment. Terrapoint and its contractors are required to invest financial and managerial resources to comply with such laws. Although such expenditures historically have not been material to Terrapoint, such laws and regulations are subject to change and, accordingly, it is impossible for Pulse to predict the cost or impact of such laws and regulations on Terrapoint's future operations.

14. PROMOTERS

No person or company has acted as a promoter of Quantum at any time since its date of incorporation other than Jim Durward. For further information regarding Mr. Durward, his shareholdings and any penalties and sanctions imposed upon him, see "Schedule A – Further Information Concerning Quantum - Directors and Executive Officers".

15. LEGAL PROCEEDINGS

There are no actual or pending legal proceedings to which Quantum is or is likely to be a party or of which any of its assets are likely to be subject.

16. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described herein, there are no other material interests, direct or indirect, of Quantum's directors and executive officers, any shareholder who beneficially owns more than 10% of Quantum's common shares, or any associate or affiliate of such persons in any other transactions within three years before the date of this Circular or in any other proposed transaction which has materially affected or could materially affect Quantum.

17. RELATIONSHIP BETWEEN COMPANY AND PROFESSIONAL PERSONS

Certain legal matters relating to this Offer will be passed upon by TingleMerrett LLP, Calgary, Alberta and Bennett Jones LLP, Calgary, Alberta. As of the date of this Circular, none of the partners or associates of TingleMerrett LLP or Bennett Jones LLP beneficially own, directly or indirectly, any of the securities of Quantum.

18. AUDITORS, REGISTRAR AND TRANSFER AGENT

Quantum's auditors are Buchanan Barry LLP, Chartered Accountants, 800, 840 - 6th Avenue SW Calgary, Alberta T2P 3E5. Quantum does not have a registrar and transfer agent.

19. MATERIAL CONTRACTS

The only material contracts ever entered into by Quantum are the following:

1. the License dated May 16, 2007 with Unitech;

2. the Consulting Agreement dated May 24, 2007 with DSI;

3. the Depository Agreement dated May 16, 2007 with the Depository; and

4. the Services Agreement dated April 16, 2007 with the Information Agent.

Copies of these material contracts are available for inspection at Quantum's head office, Suite 200, 1414 – 8th Street SW, Calgary, Alberta, T2R 1J6 during regular business hours during the Offer Period.

20. OTHER MATERIAL FACTS

There are no other material facts relating to the securities proposed to be distributed in connection with the Offer that have not been disclosed elsewhere in this Circular.

SCHEDULE B – PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

QUANTUM YIELD INC.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED - SEE COMPILATION REPORT)

APRIL 30, 2007


BUCHANAN BARRY LLP
CHARTERED ACCOUNTANTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENT

To the Directors of Quantum Yield Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Quantum Yield Inc. (the "Company" or "Quantum") as at April 30, 2007 and unaudited pro forma consolidated statement of operations for the twelve months then ended and have performed the following procedures:

1. Compared the figures in the columns captioned "Quantum Yield Inc." to the audited balance sheet of the Company as at April 30, 2007 and found them to be in agreement. There have been no operations since incorporation to April 30, 2007.
2. Compared the figures in the columns captioned "Pulse Data Inc." to the audited consolidated balance sheet of Pulse Data Inc. as at December 31, 2006, and the audited consolidated statement of operations of Pulse Data Inc. for the twelve month period ended December 31, 2006 and found them to be in agreement.
3. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with regulatory requirements.

   The officials:
   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with regulatory requirements.
4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Quantum Yield Inc.", and "Pulse Data Inc." as at April 30, 2007 and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
June 19, 2007

(signed) Buchanan Barry LLP
CHARTERED ACCOUNTANTS

QUANTUM YIELD INC.

Pro Forma Consolidated Balance Sheet

April 30, 2007

(Unaudited – See Compilation Report)

	Quantum Yield Inc.	Pulse Data Inc.	(Note 3)	Pro forma Adjustments	Pro forma Consolidated
ASSETS					
CURRENT					
Cash and cash equivalents	$ -	$ 2,549,000	(a)	$ 6,061,174	$ 8,610,174
Cash held in trust	80,010	-	(b,c)	(80,010)	-
Accounts receivable	-	18,406,000		-	18,406,000
Prepaid expenses	47,700	362,000	(b,c)	(47,700)	362,000
Work in progress	-	1,098,000		-	1,098,000
	127,710	22,415,000		5,933,464	28,476,174
DATA LIBRARIES	-	101,039,000	(c)	109,910,323	210,949,323
PROPERTY AND EQUIPMENT	-	5,179,000		-	5,179,000
INVESTMENTS	-	351,000		-	351,000
DEFERRED CHARGES	13,425	610,000	(b,c)	(13,425)	610,000
	$ 141,135	$ 129,594,000		$ 115,830,362	$ 245,565,497
LIABILITIES					
CURRENT					
Accounts payable and accrued liabilities	$ 61,125	$ 4,944,000	(b,c)	$ 508,865	$ 5,513,990
Due to shareholders	79,920	-		-	79,920
Deferred revenues	-	3,786,000		-	3,786,000
Current portion of long-term debt	-	8,004,000		-	8,004,000
	141,045	16,734,000		508,865	17,383,910
LONG-TERM DEBT	-	31,996,000		-	31,996,000
DEBENTURES	-	-	(c)	155,397,283	155,397,283
FUTURE INCOME TAXES	-	5,507,000	(c)	35,281,214	40,788,214
	141,045	54,237,000		191,187,362	245,565,407
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	90	54,887,000	(a)	6,061,174	90
			(c)	(60,948,174)	
CONTRIBUTED SURPLUS	-	1,305,000	(c)	(1,305,000)	-
RETAINED EARNINGS	-	19,165,000	(c)	(19,165,000)	-
	90	75,357,000		(75,357,000)	90
	$ 141,135	$ 129,594,000		$ 115,830,362	$ 245,565,497

QUANTUM YIELD INC.

Pro Forma Consolidated Statement of Operations

Twelve Month Period Ended April 30, 2007

(Unaudited – See Compilation Report)

	Quantum Yield Inc.	Pulse Data Inc.	(Note 3)	Pro forma Adjustments	Pro forma Consolidated
REVENUE	$ -	$ 44,641,000		$ -	$ 44,641,000
OPERATING EXPENSES					
Amortization of data libraries	-	22,750,000		-	22,750,000
Operating	-	10,677,000		-	10,677,000
Depreciation and amortization	-	10,707,000		-	10,707,000
	-	44,134,000		-	44,134,000
General and administrative expenses	-	7,037,000		-	7,037,000
Research and development expenses	-	974,000		-	974,000
Gain on sale of assets	-	(1,100,000)		-	(1,100,000)
Interest on long-term debt	-	1,714,000		-	1,714,000
Other interest	-	(461,000)		-	(461,000)
	-	52,298,000		-	52,298,000
LOSS BEFORE INCOME TAXES	-	(7,657,000)		-	(7,657,000)
INCOME TAXES (RECOVERED)					
Current	-	1,302,000		-	1,302,000
Future	-	(4,460,000)		-	(4,460,000)
	-	(3,158,000)		-	(3,158,000)
NET LOSS FROM CONTINUING OPERATIONS	-	(4,499,000)		-	(4,499,000)
EARNINGS FROM DISCONTINUED OPERATIONS, Net of income taxes	-	1,209,000		-	1,209,000
NET LOSS	$ -	$ (3,290,000)		$ -	$ (3,290,000)
NET LOSS PER SHARE FROM CONTINUING OPERATIONS, Basic and diluted	$ -	$ (0.10)			$ (0.45)
NET LOSS PER SHARE, Basic and diluted	$ -	$ (0.07)			$ (0.33)
WEIGHTED AVERAGE COMMON SHARES, Basic and diluted	10,025,862	47,145,373			10,025,862

QUANTUM YIELD INC.

Notes to Pro Forma Consolidated Financial Statements

April 30, 2007

(Unaudited – See Compilation Report)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of Quantum Yield Inc. (the "Company" or "Quantum") as at April 30, 2007 and the unaudited pro forma consolidated statement of operations for the twelve month period ended April 30, 2007 have been prepared by management of Quantum Yield Inc. after giving effect to the proposed business combination, as described in Note 2, between Quantum and Pulse Data Inc. ("Pulse"). These pro forma consolidated financial statements include:

(a) A pro forma consolidated balance sheet combining the audited balance sheet of Quantum as at April 30, 2007 and the audited consolidated balance sheet of Pulse as at December 31, 2006, giving effect to the transaction described as if it occurred on April 30, 2007.

(b) The pro forma consolidated statement of operations combining the audited consolidated statement of operations of Pulse for the twelve month period ended December 31, 2006, giving effect to the transaction described as if it occurred for the twelve months ended April 30, 2007. There have been no operations of Quantum since incorporation to April 30, 2007.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Quantum and Pulse.

These pro forma financial statements are not intended to reflect the financial position of the Company which would have actually resulted had the proposed transaction been effected on the dates indicated, or of the results, which may be obtained in the future.

These pro forma financial statements have been prepared using publicly available information of Pulse. It is management's opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described in Note 2 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with the Company's accounting policies.

The pro forma adjustments and allocations of the purchase price for Pulse are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of Pulse that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements. In addition, the impact of changes in share capital and options issued, the timing of completion of the acquisition and other changes in Pulse's net tangible and intangible assets prior to completion of the acquisition, which have not been incorporated into these unaudited pro forma consolidated financial statements, could cause material differences in the information presented.

2. PROPOSED BUSINESS COMBINATION

Pursuant to an Offer to Purchase dated May 25, 2007, Quantum has offered to purchase all of the issued and outstanding common shares of Pulse on the basis of $3.05 (Cdn.) principal amount of 10% secured, retractable debentures of Quantum due December 31, 2017 (Debentures") for each common share of Pulse.

The business combination will be accounted for as a purchase transaction, with Quantum being identified as the acquirer of Pulse. The accounting treatment assumes the conversion to Quantum debentures of all the Pulse common shares. The conversion assumes the Pulse options outstanding as at December 31, 2006 are converted to Pulse shares prior to the business combination as the offer from Quantum is in excess of their weighted average exercise price.

The purchase price has been determined on the basis of the outstanding common shares and outstanding options of Pulse as at December 31, 2006. No adjustments have been made to the estimated purchase price for non-material changes in share capital transactions occurring after December 31, 2006. As of May 9, 2007 the following capital transactions have occurred which are not reflected in these pro forma consolidated financial statements: issuance of 84,789 common shares and a reduction in outstanding options of $56,000. The purchase price will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that the purchase price will vary from that shown below and the differences may be material.

The purchase price allocation has been determined on the basis of the estimated fair values of the assets and liabilities of Pulse as at December 31, 2006. Due to the limited nature of publicly available information, Quantum has not been able to determine the fair value of all identifiable assets and liabilities acquired or the complete impact of applying purchase accounting on the income statement. Upon consummation of the proposed acquisition of Pulse, the fair value of all identifiable assets and liabilities acquired will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of data libraries, property and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in consolidated income statements of Quantum for periods after the date of acquisition. Typically, any increase in the values assigned by Quantum to Pulse's capital assets would result in increased amortization charges. The fair value of the net assets to be acquired will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

(continues)

2. PROPOSED BUSINESS COMBINATION *(continued)*

The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase price:

Debentures	$ 155,397,283
Transaction costs - estimated	650,000
	$ 156,047,283

Net assets acquired:

Cash	$ 8,610,174
Accounts receivable	18,406,000
Prepaid expenses	362,000
Work in progress	1,098,000
Data libraries	210,949,323
Property and equipment	5,179,000
Investments	351,000
Deferred charges	610,000
Accounts payable and accrued liabilities	(4,944,000)
Deferred revenues	(3,786,000)
Long-term debt	(40,000,000)
Future income taxes	(40,788,214)
	$ 156,047,283

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated balance sheet includes the following pro forma assumptions and adjustments reflecting transactions disclosed in the preliminary prospectus:

(a) Prior to completion of the Offer to Purchase, as described in Note 2, the exercise of all outstanding Pulse options will occur which will result in the issuance of 3,030,587 common shares of Pulse (as per December 31, 2006 outstanding options). As a result of exercise of the 3,030,587 outstanding options with a weighted average price of $2.00 per option, cash proceeds of $6,061,174 will be generated.

The impact on contributed surplus of Pulse, for the exercise of the options, is not determinable and does not result in a material impact on the purchase price allocation.

(b) Estimated business combination transaction costs of $650,000.

(c) The completion of the Offer to Purchase will occur to record all of the purchase accounting adjustments as described in Note 2.

SCHEDULE C – FINANCIAL STATEMENTS OF QUANTUM

QUANTUM YIELD INC.

FINANCIAL STATEMENTS

ONE MONTH PERIOD ENDED APRIL 30, 2007


BUCHANAN BARRY LLP
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of Quantum Yield Inc.

We have audited the balance sheet of Quantum Yield Inc. as at April 30, 2007 and the statement of cash flow for the one month period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2007 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
May 17, 2007

(signed) "Buchanan Barry LLP"
CHARTERED ACCOUNTANTS

QUANTUM YIELD INC.

Balance Sheet

April 30, 2007

ASSETS

CURRENT	
Cash held in trust	$ 80,010
Prepaid expenses	47,700
	127,710
DEFERRED CHARGES	13,425
	$ 141,135

LIABILITIES

CURRENT	
Accounts payable and accrued liabilities	$ 61,125
Due to shareholders *(Note 3)*	79,920
	141,045

SHAREHOLDERS' EQUITY

SHARE CAPITAL *(Note 4)*	90
RETAINED EARNINGS	-
	$ 141,135

COMMITMENTS *(Note 7)*

SUBSEQUENT EVENTS *(Note 8)*

APPROVED ON BEHALF OF THE BOARD

(Signed) "Jim Durward" Director

QUANTUM YIELD INC.

Statement of Cash Flow

One Month Period Ended April 30, 2007

OPERATING ACTIVITY	
Net earnings	$ -
FINANCING ACTIVITIES	
Advances from shareholders	79,920
Proceeds from share issuance	90
	80,010
INCREASE IN CASH BEING CASH HELD IN TRUST - end of period	$ 80,010

QUANTUM YIELD INC.

Notes to Financial Statements

One Month Period Ended April 30, 2007

1. DESCRIPTION OF OPERATIONS

   On April 2, 2007, Quantum Yield Inc. (the "Company") was incorporated under the Business Corporations Act of Alberta as 1312181 Alberta Ltd.. On April 18, 2007, the Company changed its name to Quantum Yield Inc.

   The purpose of the Corporation is to facilitate the acquisition of the issued and outstanding shares of a target company by way of an offer to purchase.

   The accompanying financial statements have been prepared on the going concern assumption that the Company will be able to realize its assets and discharge its liabilities. It is the intention of the Company to utilize debt financing to fund its operational costs until such time that the target company is acquired and sufficient revenues are gained from the operations of the acquired company. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not valid. Such adjustments, if necessary, may be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

   Cash and cash equivalents

   Highly liquid investments with maturities of one year or less at date of purchase are considered to be cash and cash equivalents.

   Deferred charges

   The costs of preparing an offer to purchase are deferred, in accordance with the criteria established for accounting for corporate transaction costs, until the transaction is completed. At such time the deferred charged will be recognized as a cost of the acquired business and will be allocated to acquired net assets. In the event the transaction is abandoned the costs will be expensed.

   Income taxes

   The Company follows the liability method of income tax allocation. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

3. DUE TO SHAREHOLDERS

The amounts due to shareholders bear interest at 10% per annum, are unsecured and mature December 31, 2007.

4. SHARE CAPITAL

Authorized:

Unlimited	Common shares
Unlimited	Preferred shares, issuable in a series, with rights and privileges to be determined at the time of issue

Issued:

14,920,000	Common shares	**$ 90**

During the period, the Company issued 14,920,000 common shares for cash proceeds of $90.

5. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash held in trust, accounts payable and accrued liabilities and amounts due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

6. RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities is $47,700 due to a shareholder and director of the Company for expenses paid on the Company's behalf.

7. COMMITMENTS

On April 16, 2007, the Company entered into an agreement, with respect to services to be provided, in connection with a proposed offer to purchase shares of a target company. A payment of $45,000 plus applicable GST was payable at the time of execution of the agreement for management fees related to the offer. A further payment of $45,000 plus applicable GST will become payable upon the issuance of the offer to purchase. A success fee of $180,000 will become payable upon settlement of the Company's offer to purchase; settlement is achieved by way of the Company's acquisition of the target company or by way of the Company's withdrawal of its offer to purchase. In addition the agreement provides for the provision of information agent services at a rate of $6 per inbound/outbound calls related to the offer.

8. SUBSEQUENT EVENTS

The following events occurred subsequent to year end:

a) On May 16, 2007, the Company entered into a depository agreement with a trust company, with respect to services to be provided, in connection with a proposed offer to purchase shares of a target company. An $8,000 retainer is payable at the time of execution of the agreement. A success fee of $7,000 will become payable upon completion of the offer to purchase.

The following events occurred subsequent to year end with related parties:

a) On May 16, 2007, the Company was advanced, by way of a promissory note, $200,000 from a company related by virtue of common management. The promissory note bears interest at 10% per annum, is unsecured and matures December 31, 2007.

b) On May 16, 2007, the Company entered into a License Agreement with a company related by virtue of common management. Pursuant to the terms of the agreement, the Company has acquired the use of a proprietary software and database management system called "LeadScan". As consideration, the Company has agreed to pay a royalty in the amount of $5,000,000 to be paid in equal annual installments of $500,000 on December 31st of each year commencing December 31, 2007. The license expires December 31, 2017.

The Depository for the Offer is:

Valiant Trust Company

By Mail to:

Suite 310, 606 - 4th Street SW
Calgary, Alberta T2P 1T1

By Hand or Courier:

Suite 310, 606 - 4th Street SW
Calgary, Alberta T2P 1T1

Attention: Reorganization Department
Toll Free Telephone: (866) 313-1872
Calgary Telephone: (403) 233-2801
Facsimile: (403) 233-2857
Email: inquiries@valianttrust.com

The Information Agent for the Offer is:


KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-800-749-9197

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

International Brokers *Call Collect*: 416-867-2272

North American Banks and Brokers *Call Collect*: 416-867-2317

Any questions and requests for assistance may be directed by Shareholders to the Depository and to the Information Agent at its telephone numbers and locations set out above.

EXHIBIT 2

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. This Letter of Transmittal is for use in accepting the Offer by Quantum Yield Inc. to purchase all outstanding Common Shares of Pulse Data Inc.

LETTER OF TRANSMITTAL

for Deposits of Common Shares

of

PULSE DATA INC.

Pursuant to the Offer dated June 19, 2007 made by

QUANTUM YIELD INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON JULY 25, 2007 (THE "EXPIRY TIME") UNLESS THE OFFER IS WITHDRAWN OR EXTENDED

This Letter of Transmittal or a manually executed facsimile copy thereof, properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, must accompany certificates for common shares (the "Pulse Shares") of Pulse Data Inc. ("Pulse") deposited pursuant to the offer (as it may be amended from time to time, the "Offer") dated June 19, 2007 made by Quantum Yield Inc. ("Quantum") to holders of Pulse Shares ("Shareholders"). Shareholders may also accept the Offer by following the procedures for book-entry transfer set forth in Section 2 of the Offer, "Manner and Time of Acceptance – Acceptance by Book-Entry Transfer", provided that the confirmation of a book-entry transfer of Pulse Shares into the account at CDS is received by the Depository at its offices in Calgary, Alberta, prior to the Expiry Time.

Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depository prior to the Expiry Time may deposit such Pulse Shares according to the procedure for guaranteed delivery set forth in Section 2 of the Offer and Instruction 2 of this Letter of Transmittal by using the accompanying Notice of Guaranteed Delivery.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal which are defined in the Offer and accompanying Circular (as it may be amended from time to time, the "Circular") dated June 19, 2007 have the meanings ascribed to them in the Offer and Circular.

The Depository or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers). Shareholders whose Pulse Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITORY. YOU MUST SIGN THE LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal

TO: QUANTUM YIELD INC.
AND TO: VALIANT TRUST COMPANY, as Depository

The undersigned delivers to you the enclosed certificate(s) representing Pulse Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Pulse Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

(Please print or type. If space is insufficient, please attach a list in the form below)

DESCRIPTION OF CERTIFICATES DEPOSITED

Certificate Number(s)	Name in which Pulse Shares are Registered	Number of Pulse Shares Represented by Certificate	Number of Pulse Shares Deposited*
	TOTAL:		

***Unless otherwise indicated, the total number of Pulse Shares evidenced by all certificates delivered will be deemed to have been deposited. Refer to Instruction 7 of this Letter of Transmittal, "Partial Tenders".**

The undersigned Shareholder:

1. acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the undersigned and Quantum, effective immediately following the time at which Quantum takes up Pulse Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer;

2. delivers to you the enclosed certificate(s) representing Pulse Shares (unless deposit is to be made pursuant to the procedure for deposit by book-entry transfer set forth in Section 2, of the Offer, "Manner and Time of Acceptance – Acceptance by Book-Entry Transfer") and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of those Pulse Shares that are being deposited under the Offer as indicated under the heading "Description of Certificates Deposited" set out above in this Letter of Transmittal (the "Purchased Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Quantum, effective from and after the date that Quantum takes up such Pulse Shares, all right, title and interest in and to the Purchased Shares, including any and all rights and benefits arising from the Purchased Shares, including, without limitation, any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares or any of them on and after the date of the Offer (collectively, the "Distributions");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and any Distributions); (b) the Purchased Shares (and any Distributions) have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Purchased Shares (or Distributions), to any other person; (c) the deposit of the Purchased Shares complies with applicable laws; and (d) when the Purchased Shares are taken up and paid for by Quantum, Quantum will acquire good title thereto (and to any Distributions) free and clear of all liens, restrictions, charges, encumbrances, claims and equities and rights of others;

4. agrees that if, on or after the date of the Offer, Pulse should divide, combine or otherwise change any of the Pulse Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror may, in its sole discretion and without prejudice to its rights under "Conditions of the Offer" in Section 5 of the Offer, make such adjustments as it considers appropriate to the offered consideration and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination or other change;

5. directs Quantum and the Depository, upon Quantum taking up the Purchased Shares, (a) to issue or cause to be issued the Debentures to which the undersigned is entitled under the Offer, unless otherwise directed in this Letter of Transmittal, in the name of the registered holder of the Pulse Shares and to send such Debentures by ordinary uninsured (first class) mail, to the address indicated herein, or to hold the same for pick-up, as indicated herein, and (b) to return any certificates of Pulse Shares not deposited to or purchased under the Offer by either (i) sending new certificates representing Pulse Shares not purchased or by returning the deposited certificates (and other relevant documents) by ordinary uninsured (first class) mail to the address indicated in Box B hereof, or (ii) in the case of Pulse Shares deposited by book-entry transfer of such Pulse Shares pursuant to the procedures set forth in "Manner and Time of Acceptance – Acceptance by Book-Entry Transfer" in Section 2 of the Offer, such Pulse Shares will be credited to the depositing holder's account maintained with CDS (and, in the case of both (a) and (b) above, if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the appropriate registers maintained by Pulse or Pulse's transfer agent);

6. waives any right to receive notice of purchase of the Purchased Shares;

7. irrevocably approves, constitutes and appoints the Depository and any officer of Quantum, and each of them, and any other person designated by Quantum in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to (a) the Purchased Shares; and (b) any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after the date of the Offer, effective on and after the Effective Time, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), in the name of and on behalf of such Shareholder: (i) to register or record the transfer and/or cancellation of such Purchased Shares and Distributions consisting of securities on the appropriate register maintained by Pulse or its transfer agent; (ii) for so long as any Purchased Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, to vote any or all Purchased Shares, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Quantum in respect of any or all Purchased Shares and Distributions, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent and/or designate in any such instruments of proxy any person or persons as the proxy of such Shareholder in respect of the Purchased Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Second Stage Transaction) of holders of securities of Pulse or any other issuer, as applicable; (iii) to execute, endorse and negotiate for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing Distributions that may be payable to or to the order of, or endorsed in favour of, such Shareholder and/or designate in any such instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the Shareholder in respect of such Distributions for all purposes; and (iv) to exercise, any other rights of a holder of Purchased Shares and Distributions with respect to such Purchased Shares and Distributions;

8. revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Shares or Distributions and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Purchased Shares or any Distributions by or on behalf of the undersigned unless the Purchased Shares are not taken up and paid for under the Offer or are withdrawn in accordance with "Shareholder's Right of Withdrawal" in Section 4 of the Offer. The undersigned also agrees not to vote any of the Purchased Shares or any Distributions at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Second Stage Transaction) of holders of securities of Pulse or any other issuer, as applicable, and not to exercise any of the other rights or privileges attached to the Purchased Shares or any Distributions, and agrees to execute and deliver to Quantum any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and/or Distributions, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Quantum as the proxy of the holder of the Purchased Shares and/or Distributions. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Shares and/or Distributions with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto;

9. agrees that if, on or after the date of the Offer, Pulse should declare, make, set aside or pay any Distributions on any Pulse Share that is payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of Quantum or its nominee or transferee on the register of Shareholders maintained by Pulse or its transfer agent of such Pulse Share following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to Quantum's rights under Section 5 of the Offer entitled "Conditions of the Offer"): (a) in the case of any such cash dividend, distribution or payment the amount of the dividends, distributions or payments shall be received and held by the undersigned for the account of Quantum until Quantum pays for such Pulse Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Pulse Share payable in the form of Debentures, the purchase price per Pulse Share payable in the form of Debentures will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Pulse Share payable in the form of Debentures pursuant to the Offer, or in the case of any non-cash Distribution, the whole of any such Distribution will be received and held by the undersigned for the account of Quantum and shall be required to be promptly remitted and transferred by the undersigned to the Depository for the account of Quantum, accompanied by appropriate documentation of transfer. Pending such remittance, Quantum will be entitled to all rights and privileges as the owner of any such Distribution and may withhold the entire purchase price payable by Quantum pursuant to the Offer or deduct from the purchase price payable by Quantum pursuant to the offer the amount or value thereof, as determined by Quantum in its sole discretion;

10. covenants to execute, upon request of Quantum, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Distributions to Quantum;

11. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein is, to the maximum extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the maximum extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, personal representatives, successors and assigns of the undersigned;

12. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance and withdrawal of any Pulse Shares deposited pursuant to the Offer will be determined by Quantum in its sole discretion and that such determination shall be final and binding and, shall be deemed to have acknowledged that: (a) Quantum reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction; (b) Quantum reserves the absolute right to waive any defects or irregularities in the deposit of any Pulse Shares; (c) there shall be no duty or obligation of Quantum, the Depository, or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice; (d) Quantum's interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding; and (e) Quantum reserves the right to permit the Offer to be accepted in a manner other than as set out in the Offer; and

13. by reason of the use of an English language form of this Letter of Transmittal, shall be deemed to have agreed with Quantum and the Depository that any contract contemplated by the Offer and this Letter of Transmittal, as well as all documents relating thereto, be drawn up exclusively in the English language. En raison de l'usage d'une version anglaise de la présente Lettre de transmission, le soussigné est réputé avoir convenu avec Quantum et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission, et tous les documents afferents, soient rédiges exclusivement en anglais.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal,
Please review carefully and complete the following boxes, as appropriate

Non-registered holders of Pulse Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Pulse Share certificates on their behalf to arrange for their delivery to the Depository.

BOX A **REGISTRATION INSTRUCTIONS**	**BOX B** **DELIVERY INSTRUCTIONS**
Issue certificate(s) for Debentures as set forth below:	**Send certificate(s) for Debentures as set forth below (unless Box C is checked, in which case the certificate(s) are to be held for pick-up):**
In the Name of ______________________	Name ______________________
______________________ *(please print or type)*	______________________ *(please print or type)*
Address: ______________________	Address: ______________________
______________________	______________________
______________________ *(include postal or zip code)*	______________________ *(include postal or zip code)*
______________________ *(Telephone – business hours)*	______________________ *(Telephone – business hours)*
______________________ *(Social Insurance Number or Tax Identification Number)*	______________________ *(Social Insurance Number or Tax Identification Number)*

BOX C
SPECIAL PICK-UP INSTRUCTIONS

☐ Check here if the certificates for Debentures are to be held for pick-up at the office of the Depository.

BOX D
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(See Instruction 2)

☐ Check here if the Pulse Shares are being deposited pursuant to the notice of guaranteed delivery sent to the Calgary office of the Depository and complete the following (please print or type).

Name of Registered Holder ______________________ Date of Guaranteed Delivery ______________________

Window Ticket Number (if any)

____

Name of Institution which Guaranteed Delivery ______________________

SHAREHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above

Signature guaranteed by (if required under Instruction 4 to this Letter of Transmittal):

Dated: ______________________, _______

____
Authorized Signature of Guarantor

____
Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5 to this Letter of Transmittal)

____
Name of Guarantor (please print or type)

____
Address of Shareholder or Authorized Representative (please print or type)

____

____
Address of Guarantor (please print or type)

____

____
Telephone Number (business hours) of Shareholder or Authorized Representative

____
Facsimile Number of Shareholder

____
Social Insurance Number or Tax Identification Number of Shareholder (must be provided)

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile copy thereof) properly completed and duly executed as required by the instructions set forth below, together with accompanying certificate(s) representing the Purchased Shares (or, alternatively, a book entry transfer for Shareholders accepting the Offer by following the procedures for book entry transfer established by CDS, provided that a book-entry confirmation through CDSX is received by the Depository) and all other documents required by the terms of the Offer and this Letter of Transmittal at or before 5:00 p.m. (Calgary Time) on July 25, 2007, being the Expiry Time, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn or unless the procedures for guaranteed delivery set out in Instruction 2 below, are employed. Shareholders accepting this Offer using book-entry transfer must ensure that the required confirmations are sent to the Depository at its offices in Calgary, Alberta.

(b) The method of delivery of this Letter of Transmittal, the certificate(s) representing Purchased Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are physically received by the Depository at its office in Calgary, Alberta as specified herein. Quantum recommends that such documents be delivered by hand to the Depository and a receipt obtained. If such documents are mailed, Quantum recommends that registered mail with return receipt be used and that proper insurance be obtained. Shareholders whose Pulse Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Pulse Shares.

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Pulse Shares pursuant to the Offer and: (i) the certificate(s) representing such Pulse Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Pulse Shares and all other required documents to the Depository prior to the Expiry Time, such Pulse Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on **BLUE** paper) in the form accompanying the Offer, or a manually signed facsimile thereof, together with a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depository at its office in Calgary, Alberta listed below prior to the Expiry Time; and

(c) the certificate(s) representing the Purchased Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Purchased Shares and all other documents required by this Letter of Transmittal, are received by the Depository at its office in Calgary, Alberta listed below on or before 5:00 p.m. (Calgary time) on or before the third Business Day after the Termination Date.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mail to the Depository at its offices in Calgary, Alberta and must include a guarantee by an Eligible Institution in the manner set forth in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates and other required documents to any office other than the Calgary, Alberta office of the Depository does not constitute valid delivery for purposes of satisfying the guaranteed delivery.**

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Transmittal must be completed and signed by the holder of Pulse Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is owned or held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Shares or if a Debenture(s) is to be issued to a person other than the registered holder(s) or sent to an address other than such registered holder(s) as shown on the register of Shareholders maintained by Pulse or Pulse's transfer agent: (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. **Guarantee of Signatures**

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Shares, if the Debentures are to be issued or delivered to a person other than such registered holder(s), or if Purchased Shares for which the Offer has not been accepted are to be returned to a person other than such registered owner(s) or sent to an address other than such registered holder(s) as shown on the register of Shareholders maintained by Pulse or Pulse's transfer agent, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depository (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Quantum or the Depository, at their discretion, may require additional evidence of authority or additional documentation.

6. **Delivery Instructions**

If the Debentures are to be sent to or, in respect of partial deposits of Pulse Shares, certificates representing the Pulse Shares are to be returned to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal, then Box B on this Letter of Transmittal should be completed. If Box B is not completed, any Debentures will be mailed to the depositing Shareholder at the address of such holder as it appears in Box A or, if no address is provided in Box A, then it will be mailed to the address of such holder as it appears on the Shareholder register of Pulse. Any Debentures mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered on the date of mailing.

7. **Partial Tenders**

If less than the total number of Pulse Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of Pulse Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Pulse Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of Pulse Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8. **Miscellaneous**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Shares, additional certificate numbers and number of Purchased Shares may be included in a separate signed list affixed to this Letter of Transmittal.

(b) If Purchased Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a manually executed facsimile copy hereof) waive any right to receive any notice of acceptance of Purchased Shares for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) All questions as to the validity, form, eligibility (including timely receipt) and acceptance and withdrawal of Pulse Shares deposited pursuant to the Offer will be determined by Quantum in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Quantum reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Quantum reserves the absolute right to waive any defects or irregularities in the deposit of any Pulse Shares. There shall be no duty or obligation of Quantum, the Depositary, or any other person to give notice of any defects or irregularities in any deposit or withdrawal and no liability shall be incurred by any of them for failure to give any such notice. Quantum's interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. Quantum reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

(f) Additional copies of the Offer and Circular (including documents incorporated herein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depository at the address listed below.

10. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depository at its office in Calgary, Alberta listed herein. The Depository will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depository so that such Depository may contact you.

11. Assistance

The Depository and Kingsdale Shareholder Services Inc. (the "Information Agent") can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers). Shareholders whose Pulse Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR THE PULSE SHARES BEING DEPOSITED AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITORY PRIOR TO THE EXPIRY DATE.

Offices of the Depository

VALIANT TRUST COMPANY

By Mail

Suite 310, 606 – 4th Avenue SW
Calgary, Alberta T2P 1T1

By Hand and Courier

Suite 310, 606 – 4th Avenue SW
Calgary, Alberta T2P 1T1

Attention: Reorganization Department
Toll Free Telephone: (866) 313-1872
Calgary Telephone: (403) 233-2801
Facsimile: (403) 233-2857
Email: inquiries@valianttrust.com

The Information Agent for the Offer is:


KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-800-749-9197

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
International Brokers *Call Collect*: 416-867-2272
North American Banks and Brokers *Call Collect*: 416-867-2317

Any questions and requests for assistance may be directed by shareholders to the Depository and the Information Agent at the telephone number and locations set out above.

EXHIBIT 3

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER (AS DEFINED BELOW)

NOTICE OF GUARANTEED DELIVERY

for deposits of Common Shares of

PULSE DATA INC. pursuant to the Offer dated June 19, 2007

made by QUANTUM YIELD INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON JULY 25, 2007, UNLESS EXTENDED OR WITHDRAWN (THE "EXPIRY TIME").

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATE(S) TO THE DEPOSITORY ON OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated June 19, 2007 (as it may be amended from time to time, the "Offer") made by Quantum Yield Inc. ("Quantum") to purchase all of the issued and outstanding common shares ("Pulse Shares") of Pulse Data Inc. ("Pulse") only if certificates for the Pulse Shares to be deposited are not immediately available or if the holder of the Pulse Shares (the "Shareholder") is not able to deliver the certificates and all other required documents to the Depository prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mail to the Depository at its offices in Calgary, Alberta at the address or facsimile number listed in this Notice of Guaranteed Delivery.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated June 19, 2007 that accompanies this Notice of Guaranteed Delivery.

The Depository or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Pulse Shares pursuant to the Offer and (i) the certificate(s) representing such Pulse Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such Pulse Shares and all other required documents to the Depository at or prior to the Expiry Time, such Pulse Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, together with a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depository at its office in Calgary, Alberta listed below, at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Pulse Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, covering the Pulse Shares and all other documents required by the Letter of Transmittal, are received by the Depository at its office in Calgary, Alberta listed below on or before 5:00 p.m. (Calgary time) on or before the third Business

Day after the Termination Date. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying Pulse Share certificate(s) must be delivered to the Depository at its offices in Calgary, Alberta.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Pulse Shares deposited and taken up by Quantum will be made only after timely receipt by the Depository of: (a) such certificate(s) representing the Pulse Shares; and (b) the Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal prior to 5:00 p.m. (Calgary Time) on or before the third Business Day after the Termination Date.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the maximum extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, personal representatives, successors and assigns of the undersigned.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depository at its office in Calgary, Alberta listed below not later than the Expiry Time and must include a signature guaranteed by an Eligible Institution in the form set forth below.

The Offer is not being made to, nor will deposits of Pulse Shares be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that the undersigned is not acting for the account or benefit of a person from such jurisdiction and is not in, or delivering this Notice of Guaranteed Delivery from such jurisdiction.

This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature guarantee must appear on the applicable space provided in the Letter of Transmittal.

TO: Quantum Yield Inc.

AND TO: Valiant Trust Company, as Depository

By Mail	***By Hand***	***By Facsimile***
Suite 310, 606 – 4th Avenue SW Calgary, Alberta T2P 1T1	Suite 310, 606 – 4th Avenue SW Calgary, Alberta T2P 1T1	(403) 233-2857

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

Do not send certificates for Pulse Shares with this Notice of Guaranteed Delivery. Certificates for Pulse Shares must be sent with your Letter of Transmittal.

DESCRIPTION OF PULSE SHARES

The undersigned Shareholder hereby deposits with the Depository, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Pulse Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 2 of the Offer and Instruction 2 to the Letter of Transmittal.

Certificate No. (if available) (Please print or type)	**Name in which Registered** (Please print or type and fill in exactly as name(s) appear(s) on certificates)	**Number of Pulse Shares Represented by Certificate(s)** (Please print or type)	**Number of Pulse Shares Deposited*** (Please print or type)
	TOTAL:		

* Unless otherwise indicated, the total number of Pulse Shares evidenced by certificates delivered will be deemed to have been deposited.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)

Name (please print or type)

Date

Address(es)

Postal Code

Daytime Telephone Number

GUARANTEE OF DELIVERY

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depository (at its office in Calgary listed above) of the certificates representing Pulse Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Calgary time) on the third Business Day after the Termination Date.

Name of Firm

Address of Firm

Telephone Number

Authorized Signature

Name

Title

Dated

This Notice of Guaranteed Delivery is to be delivered by hand or by courier or transmitted by facsimile transmission or mail to the Depository, as follows:

VALIANT TRUST COMPANY

By Mail to:

Suite 310, 606 - 4th Street SW
Calgary, Alberta T2P 1T1

By Hand or Courier:

Suite 310, 606 - 4th Street SW
Calgary, Alberta T2P 1T1

Attention: Reorganization Department
Toll Free Telephone: (866) 313-1872
Calgary Telephone: (403) 233-2801
Facsimile: (403) 233-2857
Email: inquiries@valianttrust.com

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via facsimile to a number other than as set forth above does not constitute valid delivery.

Any questions and requests for assistance may be directed by holders of Pulse Shares to the Information Agent:


KINGSDALE
SHAREHOLDER SERVICES INC.

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-800-749-9197

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
International Brokers *Call Collect*: 416-867-2272
North American Banks and Brokers *Call Collect*: 416-867-2317

EXHIBIT 4

QUANTUM YIELD ANNOUNCES OFFER TO ACQUIRE PULSE DATA

FOR IMMEDIATE RELEASE

CALGARY, ALBERTA – June 19, 2007 – Quantum Yield Inc. ("Quantum") announces today its offer to acquire all of the issued and outstanding common shares ("Pulse Shares") of Pulse Data Inc. ("Pulse") (TSX: PSD). Quantum is offering $3.05 (Cdn.) principal amount of a 10% secured, retractable debenture ("Debenture") in exchange for each Pulse Share.

"Pulse Data is currently not achieving its potential," said Jim Durward, President of Quantum. In fiscal 2006, Pulse reported a substantial revenue decrease from $53,137,000 to $44,641,000, which decrease was accompanied by a $4,449,000 loss. Mr. Durward stated, "The proposed restructuring is designed to maximize operational and tax efficiency in order to significantly increase cash flow to the stakeholders and provide them with an ongoing income stream. It's my belief that the proposed restructuring inherent in our offer will provide a secure, superior income stream to investors and make for a much stronger company going forward."

About Pulse

Pulse is a Calgary-based company specializing in information management, with current focus on the energy sector. Pulse's primary business is the acquisition, marketing and licensing of non-exclusive seismic data to the Western Canadian energy sector, which it conducts through its general partnership, Pulse Seismic. Through its subsidiaries Terrapoint Canada Inc. and Terrapoint USA Inc., Pulse also provides services and technology solutions in the field of airborne and ground based digital terrain mapping and digital imaging to diverse markets. Further detailed information concerning the business, financial condition, capitalization, management and risks associated with an investment in Pulse Shares can be obtained through Pulse's website at www.pulsedatainc.com or under its profile on the SEDAR website at www.sedar.com.

About Quantum

Quantum is an Alberta company that was incorporated on April 2, 2007 for the purpose of making this offer for all of the Pulse Shares. It has not conducted any material business operations other than entering into a technology license agreement with Unitech Energy Resources Inc. ("Unitech") pursuant to which Unitech licensed its developed proprietary software and database management system called "LeadScan" to Quantum for a period of ten years. The LeadScan system incorporates a digital well log database with a pattern recognition system allowing for searches of well log features that is expected to provide synergies with Pulse's business operations.

About the Offer

Quantum has offered to purchase all of the issued and outstanding Pulse Shares on the basis of $3.05 (Cdn.) principal amount of Debentures of Quantum due December 31, 2017 for each Pulse Share. The offer represents a 10% premium over the closing trading price of the Pulse Shares on June 18, 2007, and a 18% premium over the average closing price of the Pulse Shares for the 30 trading days preceding this announcement.

Based on publicly available information, assuming all Pulse Shares outstanding are tendered to the offer, there would be approximately $146,154,000 of Debentures outstanding assuming Quantum takes up and pays for all such tendered Pulse Shares under the offer. In additon, if all Pulse Options are exercised to acquire Pulse Shares and such Pulse Shares are tendered to the offer, there would be approximately an additional $9,243,290 of Debentures outstanding assuming Quantum takes up and pays for all such tendered Pulse Shares under the offer.

Completion of the Offer will be conditional upon, among other things, there being validly deposited under the offer and not withdrawn a number of Pulse Shares which constitutes, together with any Pulse Shares owned by Quantum, its associates and affiliates, at least $66^{2/3}$% of the outstanding Pulse Shares (calculated on a fully diluted basis). The offer will also be conditional upon the receipt of all necessary approvals and certain other cutomary conditions in transactions of this nature.

If the offer is successful, Quantum will use all reasonable efforts and take the necessary steps to combine the operations of the two companies, subject to applicable laws. If the combination of the two companies occurs, Quantum plans to, as soon as practically possible, make application to cause the Debentures to be listed for trading on a stock exchange in order to provide liquidity for the Debentureholders.

Full details of the offer will be included in the formal offer circular and take-over bid documents that will be publicly filed and subsequently mailed to Pulse's shareholders. Quantum has formally requested a list of Pulse's shareholders and expects to mail the formal offer circular and take-over bid documents to Pulse's shareholders promptly after receipt of the shareholder's list.

Quantum has delivered its proposal to Pulse and welcomes the opportunity to work with Pulse to achieve a successful outcome to this transaction.

Further Information

For further information, please contact Jim Durward, President of Quantum, at (403) 689-3901 or email: jdurward@telus.net.

Questions and requests for assistance may also be directed to Kingsdale Shareholder Services Inc., the information agent for the offer, or to Valiant Trust Company, the depository for the offer, as follows:

Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone: 1-800-749-9197
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
International Brokers *Call Collect*: 416-867-2272
North American Banks and Brokers *Call Collect*: 416-867-2317

Valiant Trust Company
Suite 310, 606 – 4th Avenue SW
Calgary, Alberta T2P 1T1

Attention: Reorganization Department
Toll Free Tel: (866) 313-1872
Calgary Tel: (403) 233-2801
Facsimile: (403) 233-2857
Email: inquiries@valianttrust.com

Shareholders of Pulse are urged to read the formal offer circular and take-over bid documents that will be publicly filed and subsequently mailed to Pulse's shareholders because they will contain important information about the offer for Pulse Shares. These documents will be available without charge under Pulse's profile on the SEDAR website at www.sedar.com. Additional copies of the formal offer circular and related take-over bid documents will also be available at the principal offices of both Kingsdale Shareholder Services Inc. and Valiant Trust Company set forth above.

This news release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although Quantum believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements because Quantum can not give assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Quantum and described in the forward-looking statements or information. The forward-looking statements or information contained in this news release are made as of the date hereof and Quantum does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. There can be no assurance that the offer will occur, or will occur on the timetable contemplated hereby.

This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange Pulse Shares. The offer is made solely by the formal offer circular and take-over bid documents, and any amendments or supplements thereto, and is being made to all holders of Pulse Shares. The offer is not being made to, nor will Pulse Shares be accepted from or on behalf of, holders of Pulse Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with applicable law.

EXHIBIT 5

This advertisement is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange Pulse Shares (as defined below). The offer is made solely by the formal offer circular and take-over bid documents, and any amendments or supplements thereto, and is being made to all holders of Pulse Shares. The offer is not being made to, nor will Pulse Shares be accepted from or on behalf of, holders of Pulse Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with applicable law.

QUANTUM YIELD INC.

Notice of offer to purchase all of the outstanding common shares of

PULSE DATA INC. (TSX – "PSD")

on the basis of $3.05 (Cdn.) principal amount of a 10% secured, retractable debenture of Quantum Yield Inc. for each common share of Pulse Data Inc.

Quantum Yield Inc. ("Quantum") is offering to purchase all of the issued and outstanding common shares ("Pulse Shares") of Pulse Data Inc. ("Pulse") on the basis of $3.05 (Cdn.) principal amount of a 10% secured, retractable debenture of Quantum for each Pulse Share. The offer is open for acceptance until 5:00 p.m. (Calgary time) on July 25, 2007, or until such later time and date to which Quantum may extend the offer at its discretion, unless Quantum withdraws the offer earlier.

Complete details of the terms and conditions of the offer are set forth in Quantum's Offer to Purchase and Circular dated June 19, 2007 which is available without charge under Pulse's profile on the SEDAR website at www.sedar.com.

Questions and requests for assistance may also be directed to Kingsdale Shareholder Services Inc., the information agent for the offer, or to Valiant Trust Company, the depository for the offer, as follows:

Kingsdale Shareholder Services Inc.
North American Toll Free Phone: 1-800-749-9197
Facsimile: 416-867-2271; Toll Free Facsimile: 1-866-545-5580
Email: contactus@kingsdaleshareholder.com
North American Banks and Brokers *Call Collect*: 416-867-2317
International Brokers *Call Collect*: 416-867-2272

Valiant Trust Company
Toll Free Tel: (866) 313-1872
Calgary Tel: (403) 233-2801
Facsimile: (403) 233-2857
Email: inquiries@valianttrust.com

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III. - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Quantum Yield Inc. concurrently with the filing of this Form CB.

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUANTUM YIELD INC.

Jim Durward, President

June 15, 2007
(Date)

END